                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                              NetOptix Corporation
                                (Name of Issuer)

                                    363544107
                                 (CUSIP Number)



                           Andlinger Capital XIII LLC
                                105 Harbor Drive
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:

                              Helen R. Franco, Esq.
                              Edwards & Angell, LLP
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (561) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 13, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-9(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 363544107
--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Gerhard R. Andlinger
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]   (b) [X}

--------- ----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          United States
--------- ----------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON             0 shares
         WITH
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Items 5 and 6
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]

------------ -------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 363544107
--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Andlinger Capital XIII LLC
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          Connecticut
--------- ----------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON             0 shares
         WITH
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Items 5 and 6
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  4,000,000 shares
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,000,000 shares
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

------------ -------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.12%
------------ -------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             00
------------ -------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 363544107
--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Stephen A. Magida
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          United States
--------- ----------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON             0 shares
         WITH
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Items 5 and 6
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

------------ -------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 363544107
--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Charles E. Ball
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          United States
--------- ----------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON             0 shares
         WITH
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Items 5 and 6
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

------------ -------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

------------ -------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 363544107
--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          John P. Kehoe
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          United States
--------- ----------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        7      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON             0 shares
         WITH
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Items 5 and 6
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

------------ -------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN
------------ -------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 31, 1998 (the "Original 13D"), as amended by Amendment No. 1, filed as of October 6, 1999 ("13D Amendment No. 1") and Amendment No. 2 filed as of December 31, 1999, each on behalf of Andlinger Capital XIII LLC ("Andlinger Capital"), Gerhard R. Andlinger, Stephen A. Magida, Charles E. Ball and John P. Kehoe (collectively, the "Schedule 13D Filing") with respect to NetOptix Corporation (the "Issuer"). Capitalized terms used in this Amendment No. 3 without definition shall have the respective meanings ascribed to them in the Schedule 13D Filing. The disclosure set forth in this Amendment No. 3 is qualified in its entirety by reference to the Merger Agreement (as defined below) attached as Exhibit XIV to this Amendment No. 3 and to the Stockholder Agreement (as defined below) attached as Exhibit XV to this Amendment No. 3.

ITEM 4.  PURPOSE OF TRANSACTION.

        Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among Corning Incorporated ("Corning"), CI Subsidiary, Inc. (the "Merger Sub") and the Issuer (together with Corning and the Merger Sub, the "Merger Partners") dated as of February 13, 2000, Andlinger Capital, Mr. Andlinger, Mr. Magida, in his capacity as manager of Andlinger Capital and as Trustee of the Trust, and John F. Blais, Jr. (each a "Stockholder") entered into a Stockholder Voting Agreement and Irrevocable Proxy (the "Stockholder Agreement") with the Merger Partners dated as of February 13, 2000. The Reporting Persons have entered into the Stockholder Agreement and have agreed to vote their shares in favor of the Merger Agreement with the purpose of supporting the merger of the Issuer with Corning.

         The Merger Agreement provides that the Merger Sub will merge with and into the Issuer with the Issuer as the surviving entity (the "Merger"). Consummation of the Merger is subject to the approval of the stockholders of the Issuer at a special meeting to be called for such purpose (the "Special Stockholders Meeting") and the satisfaction of certain other conditions set forth in the Merger Agreement.

        As an inducement and an essential condition to Corning and the Merger Sub entering into the Merger Agreement, pursuant to the Stockholder Agreement,
(a) the Stockholders agreed to vote their shares in favor of the Merger and to the imposition of certain other restrictions on the exercise of their voting power over their holdings of shares of capital stock of the Issuer, and (b) the Stockholders and their respective Affiliates (as used in the Stockholder Agreement) agreed to the imposition of certain restrictions on the disposition of such shares, both as more fully described in Item 6 below.

        The Reporting Persons do not have any plans or proposals with respect to the shares of the Issuer other than those described in this Amendment No. 3 or which would be a consequence of the Merger which relate to or would result in any of the actions or transactions specified in clauses (a) and (d) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As more fully described in Item 6 below, each of Andlinger Capital, Mr. Andlinger and Mr. Magida, pursuant to the terms of the Stockholder
Agreement, have irrevocably and severally granted a proxy with respect to, and thus agreed to share their voting power over, the shares of Common Stock which they beneficially own with Corning and any person designated by Corning to act in its place (the "Corning Proxy"). In addition, by virtue of the restrictions upon Transfer (as defined in the Stockholder Agreement) imposed upon each Stockholder and his or its Affiliates (which term as used in the Stockholder Agreement may be construed to include Mr. Ball and Mr. Kehoe), pursuant to the Stockholder Agreement, each Reporting Person agreed not to exercise his or its dispositive power with respect to the shares until the conditions set forth in the Stockholder Agreement have been satisfied.

         Based on the Issuer's Quarterly Report filed on Form 10-Q for the period ended December 31, 1999, there are issued and outstanding 11,452,596 shares of Common Stock. In his capacity as trustee of the Trust, Mr. Magida beneficially owns and has the power (shared with the Corning Proxy under the terms of the Stockholder Agreement) to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 4,171,465 shares of Common Stock consisting of 4,000,000 shares of Common Stock held by Andlinger Capital (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants) and 171,465 shares of Common Stock previously held by Mr. Andlinger individually. Mr. Magida, in his capacity as manager of Andlinger Capital also has shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement and with the other Reporting Persons) to vote or direct the vote of, and shared power with the Reporting Persons to dispose or direct the disposition of, 4,000,000 of such shares of Common Stock held by Andlinger Capital (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants). In addition, Mr. Magida beneficially owns and has the power (shared with the Corning Proxy under the terms of the Stockholder Agreement) to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 28,000 shares of Common Stock held by Mr. Magida as trustee of the trusts referred to in Item 5 of the Original 13D, which together with the 4,171,465 shares set forth in the second sentence of this Item 5 of this Amendment No. 3, represents 33.72% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants).

         Mr. Andlinger, in his capacity as a controlling person of ANC Management Corp., beneficially owns and has shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement) to vote or direct the vote of, and sole power to dispose or direct the disposition of, 100,000 shares of Common Stock attributable to the Options (as described in 13D Amendment No. 1), representing 0.87% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the Options). By virtue of Mr. Andlinger's relationship with the trustee of the Trust, Mr. Andlinger could be deemed to be a beneficial owner (within the meaning of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended) of 4,171,465 shares of Common Stock held by the Trust. Nothing in this Amendment No. 3 shall be deemed an admission that Gerhard R. Andlinger is the beneficial owner of 4,171,465 shares of Common Stock held by the Trust.

         Mr. Ball by virtue of his relationships with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement and the Reporting Persons) to vote or direct the vote of, and shared power (with the Reporting Persons) to dispose or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants) representing 32.12% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants).

         Mr. Kehoe by virtue of his relationships with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power (shared with the Corning Proxy under the terms of the Stockholder Agreement and the other Reporting Persons) to vote or direct the vote of, and shared power (with the Reporting Persons) to dispose or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants) representing 32.12% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants ).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Stockholder Agreement, each Stockholder agreed with Corning and the Merger Sub that such Stockholder will vote his or its shares of the Issuer, among other things, (a) in favor of the Merger Agreement and the transactions contemplated thereby; (b) against any action or agreement that would result in a breach in any respect of any representation, warranty, agreement or covenant or any other obligation or agreement of the Issuer under the Merger Agreement or in connection with the Transactions and against any other Acquisition Proposal or any Other Acquisition (each capitalized term as defined in the Stockholder Agreement); and (c) against any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger or any other transaction contemplated by the Merger Agreement (including the agreements referred to in the Merger Agreement), or any of the transactions contemplated by the Stockholder Agreement.

         The Stockholder Agreement provided that each Stockholder irrevocably and severally granted to Corning and any person designated by Corning to act in its place a proxy, and appointed Corning and its designee as attorney-in-fact, with full power of substitution and resubstitution, for and in the name, place and stead of such Stockholder, to vote such Stockholder's shares of the Issuer, or grant a consent or approval in respect of such shares, in a manner consistent with the voting agreement set forth in the Stockholder Agreement.

         In addition, the Stockholder Agreement provided that each Stockholder and any of his or its Affiliates agreed not to (a) Transfer any or all of his or its shares of the Issuer; (b) enter into any contract, option, commitment or other arrangement (including any profit sharing arrangement) with respect to the Transfer of the shares of the Issuer; or (c) enter into any other voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or other grant with respect to the shares of the Issuer. Under the terms of the Stockholder Agreement, such restrictions upon Transfer of such shares expire upon the completion of the Special Stockholders Meeting.

         By its terms, the Stockholder Agreement will terminate immediately upon the earlier of (a) the termination of the Merger Agreement by mutual agreement of the Issuer and Corning or, in accordance with the terms of the Merger Agreement, by the Issuer as a result of breaches or non-performance by Corning;
(b) the effective time of the Merger; or (c) the first anniversary of the date of the Stockholder Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit XIII Joint Filing Agreement dated as of February 13, 2000 among Andlinger Capital XIII LLC, Gerhard R. Andlinger, Stephen A. Magida, Charles E. Ball and John P. Kehoe.

         Exhibit XIV Agreement and Plan of Merger among Corning Incorporated, CI Subsidiary, Inc. and NetOptix Corporation dated as of February 13, 2000.

         Exhibit XV Stockholder Voting Agreement and Irrevocable Proxy among Corning Incorporated, NetOptix Corporation, CI Subsidiary, Inc. and Andlinger Capital XIII LLC, Gerhard R. Andlinger, John F. Blais, Jr., and Stephen
                                    A. Magida dated as of February 13, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, the Reporting Persons each certify that the information set forth in this statement is true, complete and correct.


Date: February 17, 2000                      ANDLINGER CAPITAL XIII LLC


                                             By: /s/ Stephen A. Magida
                                             Name:     Stephen A. Magida
                                             Title:   Manager

                                             By: /s/ Gerhard R. Andlinger
                                                     Gerhard R. Andlinger

                                             By: /s/ Stephen A. Magida
                                                     Stephen A. Magida

                                             By: /s/ Charles E. Ball
                                                     Charles E. Ball

                                             By: /s/ John P. Kehoe
                                                     John P. Kehoe

                                                                    EXHIBIT XIII

                             JOINT FILING AGREEMENT



         The undersigned agree, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, to jointly file with the Securities and Exchange Commission Amendment No. 3 to the Schedule 13D filed on December 31, 1998 on behalf of the undersigned, and any subsequent amendments thereto.



Dated: February 13, 2000



                                             ANDLINGER CAPITAL XIII LLC

                                             By:   /s/ Stephen A. Magida
                                             Name:     Stephen A. Magida
                                             Title:    Manager

                                             By:    /s/ Gerhard R. Andlinger
                                                        Gerhard R. Andlinger

                                             By:   /s/ Stephen A. Magida
                                                       Stephen A. Magida

                                             By:   /s/ Charles E. Ball
                                                       Charles E. Ball

                                             By:    /s/ John P. Kehoe
                                                        John P. Kehoe

                                                                   EXHIBIT XIV


                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF FEBRUARY 13, 2000

                                      AMONG

                              CORNING INCORPORATED,

                               CI SUBSIDIARY, INC.

                                       AND

                              NETOPTIX CORPORATION

                          AGREEMENT AND PLAN OF MERGER


         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of February 13, 2000, by and among CORNING INCORPORATED ("Buyer"), a New York corporation, CI SUBSIDIARY, INC. ("Merger Subsidiary"), a Delaware corporation and a wholly-owned subsidiary of Buyer, and NETOPTIX CORPORATION (the "Company"), a Delaware corporation.

         WHEREAS, the respective Boards of Directors of Buyer, Merger Subsidiary and the Company have approved the merger of the Merger Subsidiary with and into the Company, with the Company being the surviving corporation as a wholly-owned subsidiary of Buyer (the "Merger"), upon the terms and subject to the conditions set forth herein;

         WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"); and

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to Buyer's and Merger Sub's willingness to enter into this Agreement, certain stockholders of the Company are entering into a stockholders' agreement (the "Related Agreement") pursuant to which, among other things, such stockholders will vote in favor of the Company Proposal (as defined below) under the terms and conditions set forth in the Related Agreement;

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

         Section 1.1 THE MERGER. Upon the terms and subject to the conditions of, at the Effective Time (as defined below), Merger Subsidiary shall be merged with and into the Company and the separate existence of Merger Subsidiary shall thereupon cease, and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation") under the laws of the State of Delaware under the name "Corning NetOptix, Inc." as a wholly-owned subsidiary of Buyer and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. Throughout this Agreement, the term the "Company" shall refer to the Company prior to the Merger and the term "Surviving Corporation" shall refer to the Company in its status as the surviving corporation in the

Merger. Capitalized terms used in this Agreement and not otherwise defined are used with the meaning ascribed thereto in Section 10.8 hereof.

           Section 1.2 CLOSING. The closing of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Article VIII (the "Closing Date"). The Closing shall be held at the offices of Nixon Peabody LLP, Boston, Massachusetts, unless another date, time or place is agreed to in writing by the parties hereto.

           Section 1.3 EFFECTIVE TIME OF THE MERGER. The Merger shall become effective upon the filing of a certificate of merger ("Certificate of Merger") pursuant to and in compliance with this Agreement and Section 251 of the General Corporation Law of the State of Delaware (the "Delaware Law") with the Secretary of State of the State of Delaware. When used in this Agreement, the term "Effective Time" shall mean the time at which the Certificate of Merger has been filed and become effective in accordance with Delaware Law.

           Section 1.4 EFFECT OF THE MERGER. The Merger shall, from and after the Effective Time, have all the effects provided by applicable law. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any further deeds, conveyances, assignments or assurances in law or any other acts are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Company, by reason of, or as a result of, the Merger, or otherwise to carry out the purposes of this Agreement, the Company agrees that the Surviving Corporation and its proper officers and directors shall execute and deliver all such deeds, conveyances, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized in the name of each of the Company and the Merger Subsidiary or otherwise to take any and all such action.

                                   ARTICLE II

                            THE SURVIVING CORPORATION

           Section 2.1 CERTIFICATE OF INCORPORATION. The certificate of incorporation of the Company shall be amended as of the Effective Time to be identical with the certificate of incorporation of the Merger Subsidiary which shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended.

           Section 2.2 BY-LAWS. The By-laws of the Company shall be amended as of the Effective Time to be identical with the by-laws of the Merger Subsidiary until thereafter duly amended.

         Section 2.3 BOARD OF DIRECTORS; OFFICERS. The members of the Board of Directors and the officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of the Merger Subsidiary immediately prior to the Effective Time, until the earlier of their respective deaths, resignations, and the time that their respective successors are duly elected or appointed and qualified.

                                   ARTICLE III

                              CONVERSION OF SHARES

         Section 3.1 MERGER CONSIDERATION. As of the Effective Time, by virtue of the Merger and without any action on the part of any stockholder of the Company or Merger Subsidiary:

                 (a) Each share of common stock, par value $.01 per share, of Merger Subsidiary (the "Merger Subsidiary Common Stock") that is issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

                 (b) Each share of the common stock of the Company, par value $.01 ("Company Common Stock") that is owned by the Company as treasury stock and any shares of the Company Common Stock that are owned by Buyer or by its subsidiaries shall be canceled and shall cease to exist, and no stock of Buyer or other consideration shall be delivered in exchange therefor.

                 (c) Subject to the provisions of this Section 3.1, each share of the Company Common Stock, other than Dissenting Shares (as defined below) and shares canceled pursuant to Section 3.1(b), issued and outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Common Stock, par value $.50 per share, of Buyer ("Buyer Common Stock") equal to 0.9 share of Buyer Common Stock (the "Merger Consideration"). The "Exchange Ratio" shall be equal to 0.9.

                 (d) If at any time during the period between the date of this Agreement and the Effective Time, the Company changes the number of shares of the Company Common Stock outstanding, or Buyer changes the number of shares of Buyer Common Stock, issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization, redenomination of share capital or other similar transactions, the Exchange Ratio and any other items dependent thereon shall be appropriately adjusted.

                 (e) Each outstanding share of the Company Common Stock the holder of which has perfected his right to dissent under applicable law and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by applicable law; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for payment for shares or lose the right to payment for shares, in either case pursuant to the Delaware Law, shall be deemed to be converted into, as of the Effective Time the Merger Consideration. The Company shall give Buyer prompt notice upon receipt by the Company of any such written demands for payment of the fair value of such shares of the Company Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

                  (f) Pursuant to the terms of the plans pursuant to which the Company Stock Options and ESPP Options (each as defined below) were issued and this Agreement, the outstanding and unexercised Company Stock Options and ESPP Options and the Andlinger Capital Warrant shall, at the Effective Time, become rights to acquire shares of Buyer Common Stock in accordance with their terms except that the number of shares of Buyer Common Stock subject to such Options or Warrant shall be equal to the product of the (i) number of shares of the Company Common Stock subject to the original Option or Warrant, and (ii) the Exchange Ratio, and the exercise price per share of Buyer Common Stock under such Option or Warrant shall be equal to: (iii) the exercise price under the Option as written divided by (iv) the Exchange Ratio. The adjustments provided herein with respect to any Options which are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

         3.2 STOCKHOLDERS' RIGHTS AT THE EFFECTIVE TIME. On and after the Effective Time, the certificates that immediately prior to the Effective Time represented shares of the Company Common Stock (the "Certificates") shall cease to represent any rights with respect to the Company and shall only represent the right to receive the Merger Consideration, together with the amount of cash, if any, payable in lieu of fractional shares of Buyer Common Stock into which any shares of the Company Common Stock have been converted, provided, however, that no dividends or other distributions, if any, in respect of the shares of Buyer Common Stock, declared after the Effective Time and payable to holders of record after the Effective Time, shall be paid to the holders of any unsurrendered Certificates until such Certificates and transmittal letters are surrendered and delivered as provided in Section 3.3 of this Agreement. Subject to applicable Delaware Law, after the surrender and exchange of Certificates, the record holders thereof will be entitled to receive any such dividends or other distributions declared after the Effective Time without interest thereon, which theretofore have become payable with respect to the number of shares of Buyer Common Stock for which such Certificates were exchangeable. Notwithstanding anything herein to the contrary, holders of any unsurrendered Certificates shall not be entitled to exercise any rights as a holder of Buyer

Common Stock, including, without limitation, the right to vote the Buyer Common Stock, until such Certificates are surrendered and exchanged pursuant to this Agreement.

         3.3      SURRENDER AND EXCHANGE OF SHARE CERTIFICATES.

                  (a) Promptly after the Effective Time, Buyer shall make available to Harris Trust, (the "Paying Agent") such certificates evidencing such number of shares of Buyer Common Stock to enable the Paying Agent to effect the conversion of the Company Common Stock into shares of Buyer Common Stock as provided in Section 3.3(b) and an amount of cash as shall be reasonably estimated as needed to make payments in lieu of fractional shares. Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued, and any holder of Company Common Stock entitled to receive a fractional share of Buyer Common Stock but for this
Section 3.3(a) shall be entitled to receive a cash payment in lieu thereof, which payment shall represent such holder's proportionate interest in a share of Buyer Common Stock.

                  (b) On the Closing Date, Buyer shall instruct the Paying Agent to mail to each person who was a holder of record of shares of the Company Common Stock immediately prior to the Effective Time: (i) a letter of transmittal, and (ii) instructions for use in effecting the surrender of the Certificates nominally representing the Company Common Stock in exchange for certificates representing the Buyer Common Stock determined in accordance with the Exchange Ratio and/or cash in lieu of fractional shares.

                  (c) After the Effective Time, each holder of a Certificate shall surrender and deliver such Certificate to the Paying Agent together with a duly completed and executed transmittal letter. Upon such surrender and delivery, the holder shall receive a certificate representing the number of whole shares of Buyer Common Stock for which such holder's shares of the Company Common Stock have been converted, together with a check for any cash in lieu of any fractional share of Buyer Common Stock. Until so surrendered and exchanged, each Certificate formerly representing an outstanding share of the Company Common Stock shall after the Effective Time be deemed for all purposes to evidence only the right to receive the Merger Consideration as provided in
Section 3.1, together with cash in lieu of any fractional share of Buyer Common Stock.

                  (d) At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of the Company Common Stock shall be made thereafter, other than transfers of shares of the Company Common Stock that have occurred prior to the Effective Time. In the event that, after the Effective Time, certificates are presented for transfer to the transfer agent for the Company, the Merger Subsidiary or Buyer, they shall be delivered to the Paying Agent and exchanged for shares of Buyer Common Stock and any cash payable in lieu of fractional shares thereof all as provided for in this Section 3.3.

                  (e) Any shares of Buyer Common Stock that remain undistributed to the stockholders of the Company as of the Effective Time for a period of four months after the Effective Time shall be delivered to Buyer by the Paying Agent, upon demand, and any former stockholders of the Company who have not previously complied with this Section 3.3 shall thereafter look only to Buyer for payment of their claim for Buyer Common Stock and any dividends or distributions with respect to Buyer Common Stock or cash in lieu of fractional shares.

                  (f) Neither the Paying Agent, nor any of the Company, Merger Subsidiary or Buyer shall be liable to any holder of shares of the Company Common Stock with respect to any shares of Buyer Common Stock (or dividends or distributions with respect to Buyer Common Stock) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.

                  (g) In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue such shares of Buyer Common Stock and any dividends or other distributions with respect to Buyer Common Stock to which such holder is entitled in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and the delivery of such bond as the Paying Agent may reasonably require.

                  (h) No transfer taxes shall be payable by any stockholder of the Company in respect of the issuance of the Buyer Common Stock under this
Section 3.3, except that if any Buyer Common Stock is to be issued in a name other than that in which the Certificate surrendered has been registered, it shall be a condition of such issuance that the person requesting such issuance shall pay to Buyer any transfer taxes payable by reason thereof, or of any prior transfer of such surrendered certificate, or establish to the satisfaction of Buyer that such taxes have been paid or are not payable.

         Section 3.4 NO FURTHER RIGHTS. From and after the Effective Time, holders of certificates theretofore evidencing shares of the Company Common Stock shall cease to have any rights as stockholders of the Company, except as provided herein or by law.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Buyer and Merger Subsidiary that, except as disclosed in the Company Disclosure Schedule which has been delivered to Buyer prior to the execution of this Agreement (the "Company Disclosure Schedule"):

         Section 4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Each of the Company and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so organized, qualified or in good standing, or have such power or authority when taken together with all other such failures, is not reasonably likely to have a Company Material Adverse Effect (as defined below). The Company has heretofore made available to Buyer and Merger Subsidiary a complete and correct copy of the certificate of incorporation and by-laws, each as amended to the date hereof, of the Company and each of its Subsidiaries.

         Section 4.2 CAPITALIZATION. The authorized capital stock of the Company consists of 100,000,000 shares of the Company Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (the "Company Preferred Stock"). As of February 9, 2000: (a) 11,452,596 shares of the Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable, (b) no shares of the Company Common Stock were held in the treasury of the Company, (c) an aggregate of 1,054,300 shares of Company Common Stock were reserved for issuance under stock options (the "Company Stock Options") issued pursuant to the Company's employee and director stock option plans (the "Company Stock Option Plans") and a Non-Qualified Option Agreement between the Company and ANC Management Corp., approximately 41,277 shares of the Company Common Stock were reserved for issuance under options issued pursuant to the Company's employee stock purchase plan ("ESPP"), and 1,000,000 shares of the Company Common Stock were reserved for future issuance pursuant to an outstanding unexercised warrant ("Andlinger Capital Warrant"), and (d) no shares of the Company Preferred Stock were outstanding. As of the date of this Agreement, no shares of capital stock of the Company or any of its subsidiaries have been issued since January 31, 2000 except pursuant to Company Stock Options and under the ESPP. Except as set forth in this Section 4.2, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries. All shares of capital stock of the Company and its Subsidiaries subject to issuance pursuant to the Company Stock Option Plans, the ESPP and the Andlinger Capital Warrant, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or to provide material funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any person.

         Section 4.3 AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has all necessary power and authority to execute and deliver this Agreement and the Related Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by such agreements (the "Transactions"). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the Related Agreement or to consummate the Merger and the other Transactions other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of a majority of the issued and outstanding Company Common Stock at the Company Special Meeting (as defined below) and the filing and recordation of appropriate merger documents as required by Delaware Law. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Buyer and Merger Subsidiary, this Agreement and the Related Agreement each constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

         Section 4.4       NO CONFLICTS, REQUIRED FILINGS AND CONSENTS.

                  (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement or the Related Agreement by the Company will not: (i) conflict with or violate the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, (ii) assuming the consents, approvals, authorizations and waivers specified in
Section 4.4(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any domestic (federal, state or local) or foreign law, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth in the Company Disclosure Schedule, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture or credit agreement, or, to the Company's knowledge as of the date of this Agreement, any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clause (iii) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger.

                  (b) The execution and delivery of this Agreement or the Related Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any governmental or regulatory authority, domestic, foreign or supranational ("Governmental"), except for applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), state securities or "blue sky" laws ("Blue Sky Laws"), the pre-merger notification arrangements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), such filings, approvals, consents and waivers as may be required under the Merger Control Laws, filing and recordation of the Certificate of Merger as required by Delaware Law and applications for listing and other filings required by the rules of the NASDAQ National Market System and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger.

         Section 4.5       Reports and Financial Statements.

                  (a) The Company has filed with the U.S. Securities and Exchange Commission ("SEC") all forms, reports, schedules, registration statements, definitive proxy statements and information statement or other filings (the "Company SEC Reports") required to be filed by it with the SEC since September 30, 1997. As of their respective dates, the Company SEC Reports complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to the Company SEC Reports. As of their respective dates and as of the date any information from the Company SEC Reports has been incorporated by reference, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has filed all material contracts and agreements and other documents or instruments required to be filed as exhibits to the Company SEC Reports.

                  (b) The consolidated balance sheets of the Company as of September 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999 (including the related notes and schedules thereto) contained in the Company's Form 10-K for the year ended September 30, 1999 (the "Company Financial Statements") present fairly, in all material respects, the consolidated financial position and the consolidated results of operations, retained earnings and cash flows of the Company and its consolidated Subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved except as otherwise noted therein, including in the related notes.

                  (c) The consolidated balance sheets and the related statements of operations and cash flows (including, in each case, the related notes thereto) of the Company contained in the Form 10-Q for the quarterly period ended December 31, 1999 (the "Company Quarterly Financial Statements") have been prepared in accordance with the requirements for interim financial statements contained in Regulation S-X, which do not require all the information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with GAAP. The Company Quarterly Financial Statements reflect all adjustments necessary to present fairly in accordance with GAAP (except as indicated), in all material respects, the consolidated financial position, results of operations and cash flows of the Company for all periods presented therein.

                  (d) Except for those liabilities that are fully reflected or reserved against on the Company Financial Statements, the Company Quarterly Financial Statements or as set forth in the Company Disclosure Schedule, neither the Company nor any Subsidiary has outstanding any liability of any nature whatsoever (whether absolute, accrued, contingent (including any contingent liabilities or obligations arising out of or relating to any sale of assets outside the ordinary course of business, stock of any subsidiary, business or of any line of business, or otherwise and whether due or to become due), except for liabilities and obligations, which have been incurred since the date of the most recent balance sheet contained in the Company Quarterly Financial Statements in the ordinary course of business and which would not reasonably be likely, individually or in the aggregate, to have a Company Material Adverse Effect or which are described in the Company Disclosure Schedule.

                  (e) From the date of the most recent balance sheet contained in the Company Financial Statements through the date hereof, except as set forth in the Company Disclosure Schedule: (i) each of the Company and its Subsidiaries has conducted its business only in the ordinary course and in a manner consistent with past practice and (ii) there has, not been any circumstance, event, occurrence, change or effect that has had or would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

         Section 4.6       INFORMATION.

                  (a) None of the written information supplied or to be supplied by the Company for inclusion or incorporation by reference in the definitive Prospectus/Proxy Statement will, at the time of filing with the SEC, at the time of the mailing of the Prospectus/Proxy Statement or any amendments or supplements thereto to the Company's stockholders or at the time of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portion of the Prospectus/Proxy Statement based on information supplied by the Company for inclusion or incorporation by reference therein will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

                  (b) As of the date of this Agreement, the Company does not know of any reason (i) for which it would not be able to deliver to both of counsel to Buyer and the Company, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 8.2(c), and the Company hereby agrees to deliver such certificates effective as of the date of such opinions so long as the statements therein are true as of such time or (ii) for which counsel to Buyer and the Company would not be able to deliver the opinions required by Section 8.2(c).

         Section 4.7 LITIGATION. Except as disclosed in the Company SEC Reports or on the Company Disclosure Schedule, as of the date hereof, there is no civil, criminal or administrative suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that is reasonably expected to have a Company Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having, or which is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

         Section 4.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Company SEC Reports or as contemplated by this Agreement, since December 31, 1999, the Company has conducted its business only in the ordinary course, and there has not been: (i) any change in the financial condition, properties, business or results of operations of the Company and its Subsidiaries or any development or combination of developments of which management of the Company has knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, or, any redemption, purchase or other acquisition of any of its capital stock, (iii) any split, combination or reclassification of any of the Company's capital stock or, except with respect to the Company Stock Options, the ESPP Options, and the Andlinger Capital Warrants, any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, (iv) except as set forth in the Company Disclosure Schedule, any granting by the Company or any of its Subsidiaries to any officer of the Company of any increase in compensation or any rights with respect to compensation in the event of a "change in control" (however defined) of the Company, except in the ordinary course of business consistent with prior practice or as required under employment agreements in effect as of December 31, 1999, (v) except as set forth in the Company Disclosure Schedule, any granting by the Company or any of its Subsidiaries to any officer or any group or class of employees of the Company of any increase in severance or termination pay, except as required under employment, severance or termination agreements or plans in effect as of

December 31, 1999, (vi) except as set forth in the Company Disclosure Schedule, any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any officer of the Company, or any increase in benefits available under or establishment of any the Company Benefit Plan (as defined below) except in the ordinary course of business consistent with past practice, or (vii) any material change in accounting methods, principles or practices by the Company, except insofar as may have been required by a change in GAAP.

         Section 4.9       EMPLOYEE BENEFIT PLANS.

                  (a) Schedule 4.9 sets forth a complete and correct list of all "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any other pension plans or employee benefit arrangements or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, stock option or stock purchase arrangements or policies) maintained, or contributed to, by the Company, its Subsidiaries or any trade or business (whether or not incorporated) which is treated with the Company or its Subsidiaries as a single employer under Section 414(b), (c), (m) or (o) of the Code ("ERISA Affiliate") with respect to employees of the Company, its Subsidiaries or their ERISA Affiliates (the "Company Benefit Plans"). Each Plan is in writing and the Company has furnished or will furnish Buyer with a true and complete copy of each Plan document, including all amendments thereto, and a true and complete copy of each material document prepared in connection with each such Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three most recently filed Form 5500's, including all attachments thereto, (iv) the most recently received Internal Revenue Service ("IRS") determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Company nor its Subsidiaries have any express or implied commitment (x) to create or incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (y) to enter into any contract or agreement to provide compensation or benefits to any individual or
(z) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

                  (b)      No "accumulated funding deficiency" as defined in
Section 412 of the Code exits with respect to any such Plan, whether or not waived. No "reportable event" within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA has occurred with respect to any Plan. Neither the Company nor any ERISA Affiliate of the Company has: (i) engaged in, or is a successor corporation or parent corporation to an entity that has engaged in, a transaction described in sections 4069 or 4212(c) of ERISA or (ii) incurred or reasonably expects to incur (A) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA, or

(B) any liability under Section 4971 of the Code that in either case could become a liability of Surviving Corporation or Buyer or any of its Affiliates after the Effective Time. As of September 30, 1999, the fair market value of the assets of the Company's pension plan, excluding any accrued but unpaid contributions, exceeded the present value of all benefits accrued under such pension plan determined on a termination basis using the assumptions established by the PBGC as in effect on such date. As of September 30, 1999, there was no unfunded liability under any of the Plans, computed using reasonable actuarial assumptions and determined as if all benefits under such Plans were vested and payable as of such date. No event has occurred since September 30, 1999 which would cause the Company to believe that as of the date of this Agreement there is any such unfunded liability.

                  (c) Each of the Company Benefit Plans intended to qualify under Section 401(a) of the Code ("Qualified Plans") has received a favorable determination letter from the Internal Revenue Service that such Plan is so qualified, and, except as disclosed on Company Disclosure Schedule, nothing has occurred with respect to the operation of any such Plan which, either individually or in the aggregate, would cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code.

                  (d) Except as set forth in the Company Disclosure Schedule, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan. Neither the Company nor any Subsidiary is currently liable or has previously incurred any liability for any tax or penalty arising under Section 4971, 4972, 4975, 4979, 4980 or 4980B of the Code or Section 502 of ERISA, and
no fact or event exists which could give rise to any such liability which would have a Company Material Adverse Effect.

                  (e) All contributions and premiums required by law or by the terms of any Company Benefit Plan or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto) in all material respects.

                  (f) The liabilities of each Company Benefit Plan that has been terminated or otherwise wound up, have been fully discharged in material compliance with applicable law.

                  (g) There has been no violation of ERISA with respect to the filing of applicable returns, reports, documents and notices regarding any of Company Benefit Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such notices or documents to the participants or beneficiaries of the Company Benefit Plans which, either individually or in the aggregate, could result in a Company Material Adverse Effect.

                  (h) There are no pending legal proceedings which have been asserted or instituted against any of the Company Benefit Plans, the assets of any such Plans or the Company or any ERISA Affiliate or the plan administrator or any fiduciary of the

Company Benefit Plans with respect to the operation of such plans (other than routine, uncontested benefits claims).

                  (i) Each of the Company Benefit Plans has been maintained, in all material respects, in accordance with its terms and all provisions of applicable laws and regulations. All amendments and actions required to bring each of the Company Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA and other applicable laws and regulations have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing Date.

                  (j) Except as set forth on the Company Disclosure Schedule, the Company and its Subsidiaries have never maintained a welfare benefit plan providing continuing benefits after the termination of employment (other than as required by applicable Law and at the former employee's own expense), and the Company, its Subsidiaries and each of their ERISA Affiliates have complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and the regulations thereunder. The Company's Financial Statements and Quarterly Financial Statements reflect reserves adequate to provide the benefits accrued under such retiree welfare benefit plans.

                  (k) Except as set forth in the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any material payment (including, without limitation, severance, unemployment compensation or golden parachute) becoming due to any director or employee of the Company or it Subsidiaries, (ii) materially increase any benefits otherwise payable under any the Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent other than vesting of the Company Stock Options in accordance with their terms.

                  (l) The Company and its Subsidiaries are in compliance in all material respects with applicable laws and collective bargaining agreements with respect to all benefit plans, contracts and arrangements covering non-U.S. Business Employees ("Non-U.S. Benefit Plans"). The Company and its Subsidiaries have no unfunded liabilities in violation of local law which violation would, either individually or in the aggregate result in a Company Material Adverse Effect. All benefits payable under each of the Non-U.S. Benefit Plans are provided in accordance with the terms of the governing provisions of the relevant Non-U.S. Benefit Plan. The Company and the Subsidiaries are not aware of any failure to comply with any applicable law which would or might result in the loss of tax approval or qualification of any Non-U.S. Benefit Plans.

         Section 4.10 LABOR RELATIONS. There are no labor controversies pending or threatened with respect to the Company and neither the Company nor any U.S. Subsidiary is a party to any collective bargaining agreements with any labor union or other representative of employees. No non-U.S. subsidiary is a party to any collective bargaining agreement with any labor union or other representative of employees or any works' council or similar entity under applicable laws except as customary for employees in such country. To the knowledge of the Company, there is no pending or threatened union organization activity by or among any of its or its Subsidiaries' employees.

         Section 4.11 TAXES. The Company and its Subsidiaries have duly filed all material foreign, federal, state and local income, franchise, excise, real and personal property and other Tax (as defined below) returns and reports (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by the Company and its Subsidiaries prior to the date hereof, or requests for extensions to file such returns and reports have been timely filed; All of the foregoing returns and reports are true and correct in all material respects, and the Company and its Subsidiaries have paid or, prior to the Effective Time will pay, all Taxes, whether or not shown on such returns or reports, as being due or claimed to be due to any Governmental Entity and the Company has paid and will pay all installments of estimated taxes due on or before the Effective Time. The Company and its Subsidiaries have paid or made adequate provision in accordance with GAAP in the SEC Reports and the Company Financial Statements for all Taxes payable in respect of all periods ending on or prior to the date of this Agreement and will have made or provided for all Taxes payable in respect of all periods ended on or prior to the Closing Date. As of the date hereof, all deficiencies proposed as a result of any audits have been paid or settled. The Company and each Subsidiary has paid, collected or withheld, or caused to be paid, collected or withheld, all amounts of Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company SEC Reports or the Company Financial Statements have been established or which are being contested in good faith or which would not have a Company Material Adverse Effect. There are no claims or assessments pending against the Company or any Subsidiary for any alleged deficiency in any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company or any Subsidiary. Except as set forth in the Company Disclosure Schedule, there is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Buyer, the Company, or any of the Subsidiaries of the Company by reason of Section 280G of the Code.

         Section 4.12 COMPLIANCE WITH APPLICABLE LAWS. Except as set forth in the Company SEC Reports filed prior to the date hereof, as of the date of this Agreement, and, except as set forth in the Company SEC Reports filed after the date hereof but prior to the Effective Time, as of the Effective Time, the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, "Company Permits"), except for violations or possible violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this

Agreement. Except as set forth in the Company SEC Reports filed prior to the date hereof, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Company's knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the knowledge of the Company, no material change is required in the Company's or any of its Subsidiaries' processes, properties or procedures in connection with any such Company Permits, and the Company has not received any notice or communication of any material noncompliance with any such Company Permits that has not been cured as of the date hereof. The Company and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

         Section 4.13 VOTING REQUIREMENTS. The affirmative vote of the holders of at least a majority of the total number of votes entitled to be cast by the holders of the Company Common Stock outstanding as of the record date for the Company Special Meeting is the only vote of the holders of any class or series of the Company's capital stock or other securities necessary to approve this Agreement and the transactions contemplated by this Agreement.

         Section 4.14 MATERIAL CONTRACTS. Neither the Company nor any subsidiary is a party or is subject to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal, and any amendment or modification thereto, that is required to be described in or filed as an exhibit to any Company SEC Report that is not so described in or filed as required by the Securities Act or the Exchange Act, as the case may be, and each such contract or agreement and all amendments and modifications thereto, and each note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal, and any amendment or modification thereto, with respect to (a) any Company Intellectual Property Rights (as defined below) contained in any current marketed product, product under development or product as to which the Company or any of its Subsidiaries has ongoing warranty or service obligations (collectively, the "Products"), (b) any product or service provided to or supplied by the Company or any of its Subsidiaries where the obligation of the Company is in excess of $250,000 in the aggregate in any year, (c) agreements or commitments with respect to capital expenditures in excess of $100,000, (d) employment or compensation arrangements or agreements with officers and directors of the Company and any employee earning in excess of $50,000 per year, and (e) all agreements and instruments evidencing obligations for borrowed money or agreements between the Company and its Affiliates, are listed in the Company Disclosure Schedule (collectively, the "Material Contracts"). The Company has delivered to Buyer true and accurate copies of the Company Material Contracts. All such Company Material Contracts are valid and binding and are in full force and effect and enforceable against the

Company or its Subsidiaries in accordance with their respective terms. Other than contracts included in the Company Material Contracts, none of the Company's contracts which are material individually or in the aggregate provide for consideration to be paid or received other than cash on the one hand and goods and services customarily provided by the Company or used by the Company in its business in the ordinary course on the other hand. No Consent of any person is needed in order that each such Company Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated by this Agreement, except for Consents the absence of which would not, in the aggregate, have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries is in violation or breach of or default under any such Company Material Contract; nor to the Company's knowledge is any other party to any such Company Material Contract in violation or breach of or default under any such Company Material Contract.

         Section 4.15 TITLE TO PROPERTY. Except as described in the Company Disclosure Schedule, each of the Company and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except (i) for liens imposed by Law in respect of obligations not yet due which are owed in respect of Taxes or which otherwise are owed to materialmen, workmen, carriers, warehousemen or laborers not in excess of $100,000 in the aggregate, (ii) as reflected in the financial statements contained in the Company SEC Reports and (iii) for such Liens or other imperfections of title and encumbrances, if any, which would not reasonably be likely, individually or in the aggregate, to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation or breach of or default under the leases with respect to any real property leased by the Company or its Subsidiaries, nor to the Company's knowledge is any other party to any such leases in violation or breach of or default under any such leases, any of which breaches or defaults, with the giving of notice or the passage of time, or both, would permit the termination of such lease with respect to the facility of the Company or its Subsidiaries in Natick, Massachusetts, or with respect to the Company's other real property leases which would, individually or in the aggregate, have a Company Material Adverse Effect.

         Section 4.16      INTELLECTUAL PROPERTY.

                  (a) To the Company's knowledge, the Company and its Subsidiaries, directly or indirectly, own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software and applications and tangible or intangible proprietary information or materials that are material to the business of the Company and its Subsidiaries (the "Company Intellectual Property Rights").

                  (b) Either the Company or one of its Subsidiaries is the owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any liens or encumbrances), the Company Intellectual Property Rights, and, in the case of the Company Intellectual Property Rights owned by the Company or one of its Subsidiaries, has rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property Rights are being used. The Company or one of its Subsidiaries has all necessary rights, and has not transferred any such rights, with respect to its thin film technology and manufacturing processes. With respect to the Company Intellectual Property Rights: (i) the manufacture, sale, licensing, or use of any of the services or products of the Company or any of its Subsidiaries as now manufactured, sold or licensed or used or proposed for manufacture, use, sale or licensing by the Company or any of its Subsidiaries does not infringe on any copyright, patent, trade mark, service mark or trade secret of a third party except for an infringement which would not result in a Company Material Adverse Effect, (ii) the use by the Company or any of its Subsidiaries of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology or know-how and applications used in the business of the Company and any of its Subsidiaries as currently conducted or as proposed to be conducted does not infringe on any copyright, patent, trade mark, service mark or trade secret of a third party except for an infringement which would not result in a Company Material Adverse Effect, or (iii) as of the date of this Agreement, the Company has not received any information challenging the ownership by the Company or any of its Subsidiaries or the validity of any of the Company Intellectual Property Rights. All registered trademarks, service marks and copyrights held by the Company and its Subsidiaries are valid and subsisting, except to the extent any failure does not constitute a Company Material Adverse Effect. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries. No Intellectual Property Right is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company or any Subsidiary, except to the extent any such restriction does not constitute a Company Material Adverse Effect. Neither the Company nor any of the Subsidiaries has entered into any agreement under which the Company or any of the Subsidiaries is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market.

                  (c) The Company and its Subsidiaries have integrated certain Company Intellectual Property Rights into their equipment and processes which have provided the technical functionality and efficiencies which have been disclosed to Buyer. The Company has not experienced any material deterioration in such functionality and efficiencies, including production rates and yields shown thereon, or any materially increased costs in operations since [January/February] 1, 2000 to maintain such functionality. Such modifications have not violated any rights of the equipment manufacturer which would result in a Company Material Adverse Effect.

                  (d) To the knowledge of Company, the computer systems, software, hardware, firmware, middleware and other information technology (collectively, "Information Technology") of the Company and its Subsidiaries are Year 2000 Ready (as defined below); and none of the Company or any of its Subsidiaries has experienced any disruption in their Information Technology or in the services and products provided to the Company or any of the Subsidiaries by their vendors and suppliers. "Year 2000 Ready" means that Information Technology is designed to be used prior to, during and after the calendar year 2000 A.D. and such Information Technology will accurately receive, provide and process date/time data (including, without limitation, calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries A.D., and leap year calculations and will not malfunction, cease to function or provide invalid or incorrect results as a result of date/time data (including, without limitation, to the extent that other Information Technology used in combination with such Information Technology properly exchanges date/time data with it).

         Section 4.17 INTERESTED PARTY TRANSACTIONS. Since September 30, 1999, or as described in the Company SEC Reports, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

         Section 4.18 UNDISCLOSED LIABILITIES. Except as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (or in any subsequently filed Company SEC Reports), as of the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or any obligations of any nature whether or not accrued, contingent or otherwise, except for liabilities or obligations incurred in the ordinary course of business since December 31, 1999 or which individually or in the aggregate are not material in nature or amount. As of the date of this Agreement, except as set forth on the Company Disclosure Schedule, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any such Governmental Entity indicated an intention to conduct any such investigation or review.

         Section 4.19      ENVIRONMENTAL MATTERS.

         Except as disclosed in the Company Disclosure Schedule or in the Company SEC Reports:

                  (a) To the knowledge of the Company, the Company and its Subsidiaries (i) are in material compliance with all, and are not subject to any asserted liability or, to the Company's knowledge, any liability (including liability with respect to current or former subsidiaries or operations), in each case with respect to any, Environmental Laws (as defined below), (ii) hold or have applied for all Environmental Permits (as defined below) applicable to their businesses and properties except for any Permits, the failure to hold does not have a Company Material Adverse Effect and (iii) are in material compliance with their respective Environmental Permits;

                  (b) none of the Company nor any Subsidiary has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is or may be in violation of, or liable under, any Environmental Law;

                  (c) none of the Company nor any of its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials (as defined below) and, to the knowledge of the Company and the Subsidiaries, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto, or (ii) is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials; and

                  (d) none of the real property owned or leased by the Company or any of its Subsidiaries is listed or, to the knowledge of the Company, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

         For purposes of this Agreement:

         "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

         "Environmental Laws" means any applicable federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to the pollution, protection, investigation or restoration of the environment, health and safety or natural resources, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property or to the siting, construction, operation, closure and post-closure care of waste disposal, handling and transfer facilities.

         "Environmental Permits" means any permit, approval, identification number, license and other authorization required under any Environmental Law.

         "Hazardous Materials" means (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any Environmental Law.

         Section 4.20 RESTRICTIONS ON BUSINESS ACTIVITIES. Except as set forth in the Company Disclosure Schedule, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or any of their properties which has had or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries or Buyer or its Affiliates or the conduct of business by the Company or any of its Subsidiaries or Buyer or its Affiliates as currently conducted or as proposed to be conducted. Except as set forth on the Company Disclosure Schedule, the Company has more than one source of supply for all of raw materials and other supplies necessary for the manufacturer of its Products and, to the Company's knowledge no such materials or supplies are now or are likely to be in scarce supply, given the intended volume of the Company's business as heretofore disclosed to Buyer. The Company has good business relations with each such supplier and with the supplier of all of its major manufacturing and processing equipment and reasonably believes that such equipment will be delivered as scheduled pursuant to the Company's outstanding purchase orders. The Company has no reason to believe that, as a result of the Transactions, there will be any adverse change in the Company's relationships with suppliers.

         Section 4.21 CERTAIN BUSINESS PRACTICES. Neither the Company nor any of its Subsidiaries nor any director, officer, employee or agent of the Company or any of its Subsidiaries has in any material respect (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other unlawful payment.

         Section 4.22 GOVERNMENT CONTRACTS. To the extent permitted under applicable Law, the Company has provided Buyer access to all contracts, agreements, orders and other relationships, and all amendments and modifications thereof and any consents and waivers thereunder with Governmental Entities. Assuming government approval of the novation of all contracts with such Governmental Entities, the Company and its Subsidiaries are not, and the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not result, in any violation, breach or default of any material term or provision of (a) any contract with such a Governmental Entity,
(b) any subcontract issued at any tier under a prime contract with such a Governmental Entity, (c) any bid, proposal or quotation made in connection with a contract with such a Governmental Entity or a subcontract issued under a contract with a Governmental Entity (collectively, "Government Contracts"), or
(d) any order, statute, rule or regulation governing any Government Contract. Except as set forth on the Company Disclosure Schedule, none of the Company nor any Subsidiary has been suspended or debarred from bidding on contracts with Governmental Entities. Except as set forth on the Company Disclosure Schedule, none of Sellers or the Acquired

Subsidiaries have received notice of Default or Termination for Default (as provided in 48 C.F.R. Ch. 1 ss.ss. 52.249-8, 52.249-9 or similar sections) with respect to any Government Contract or has taken any action which could result in the delivery of such notice.

         Section 4.23 INSURANCE. The Company has insurance covering all of the customarily insurable liabilities, including product liability, director and officer liability, general and casualty and other coverages with financially secure insurers and such coverages are sufficient for all known exposures.

         Section 4.24 TAX-FREE EXCHANGE. To the knowledge of the Company, neither the Company nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying under
Section 368(a) of the Code.

         Section 4.25 BROKERS. Except for Salomon Smith Barney Inc. (the "Company's Financial Advisor") whose fees shall be paid by the Company, no agent, broker, finder, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or other similar commission or fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

         Section 4.26 BOARD APPROVAL. The Board of Directors of the Company by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Company Board Approval"), has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Merger and (iii) recommended that the stockholders of the Company adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions be submitted for consideration by the Company's stockholders at the Stockholders Meeting. The Company Board Approval constitutes approval of this Agreement and the Merger for purposes of Section 203 of the Delaware Law. To the knowledge of the Company, except for Section 203 of the Delaware Law (which has been rendered inapplicable), no state takeover statute is applicable to the Merger or the other Transactions.

         Section 4.27 OPINION OF THE COMPANY'S FINANCIAL ADVISOR. The Company has received the opinion of the Company's Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock, a copy of which opinion has been made available to Buyer.

                                    ARTICLE V

          REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUBSIDIARY

         Buyer represents and warrants to the Company, and Merger Subsidiary represents to the Company solely as to those representations specifically referring to it, that, except as disclosed in the Buyer Disclosure Schedule which has been delivered to the Company prior to the execution of this Agreement (the "Buyer Disclosure Schedule"):

         Section 5.1 ORGANIZATION AND QUALIFICATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Each of Buyer's Significant Subsidiaries (as defined below) is duly organized, validly existing and in good standing (to the extent such concept is applicable) in the jurisdiction of its formation or organization. Each of Buyer and its Significant Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Buyer Material Adverse Effect (as defined below). Buyer has heretofore made available to the Company a complete and correct copy of the organizational documents, each as amended to the date hereof, of Buyer and Merger Subsidiary.

         Section 5.2 CAPITALIZATION. The authorized capital stock of Buyer consists of 500,000,000 shares of the Buyer Common Stock and 10,000,000 shares of preferred stock, par value $100.00 per share (the "Buyer Preferred Stock"). As of September 30, 1999: (a) 268.9 million shares of Buyer Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable, (b) 24.7 million shares of Buyer Common Stock were held in the treasury of Buyer, (c) an aggregate of 5.6 million shares of Buyer Common Stock were reserved for issuance under stock options issued pursuant to the Company's employee and director stock option plans (the "Buyer Stock Options"), and (d) 51,000 shares of Buyer Preferred Stock were outstanding. Except as set forth in this Section 5.2 and the Buyer Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Buyer or obligating Buyer to issue or sell any shares of capital stock of, or other equity interests in, Buyer. All shares of capital stock of Buyer subject to issuance pursuant to the Buyer Stock Option Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All of the shares of Buyer Common Stock issuable upon consummation of the Transactions at the Effective Time will be duly authorized, validly issued, fully paid and non-assessable and, when issued, be registered under the Securities Act, and the issuance thereof will not be subject to any preemptive or similar right.

         Section 5.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Buyer and Merger Subsidiary has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement by Buyer and Merger Subsidiary and the consummation by Buyer and Merger Subsidiary of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Buyer or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other Transactions other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Delaware Law. This Agreement has been duly and validly executed and delivered by Buyer and Merger Subsidiary and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Buyer and Merger Subsidiary, enforceable against Buyer and Merger Subsidiary in accordance with its terms.

         Section 5.4       NO CONFLICTS, REQUIRED FILINGS AND CONSENTS.

                  (a) The execution and delivery of this Agreement by Buyer and Merger Subsidiary does not, and the performance of this Agreement by Buyer and Merger Subsidiary will not: (i) conflict with or violate the certificate of incorporation or by-laws of Buyer and Merger Subsidiary, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 5.4(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Laws applicable to Buyer or its Significant Subsidiaries or by which any property or asset of Buyer or any of its Significant Subsidiaries is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Buyer or any of its Significant Subsidiaries pursuant to, any note, bond, mortgage, indenture or credit agreement, or, to the Buyer's knowledge as of the date of this Agreement, any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or any of its Significant Subsidiaries is a party or by which Buyer or any of its Significant Subsidiaries or any property or asset of the Buyer or any of its Significant Subsidiaries is bound or affected, except in the case of clause (iii) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not have a Buyer Material Adverse Effect or would not prevent or materially delay the consummation of the Merger.

                  (b) The execution and delivery of this Agreement by Buyer and Merger Subsidiary does not, and the performance of this Agreement by Buyer and Merger Subsidiary will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, such notifications, filings, approvals, consents and waivers as may be required under the Merger Control Laws, filing and recordation of the Certificate of Merger as required by Delaware Law and applications for listing and other filings required by the rules of the NYSE and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Buyer Material Adverse Effect or would not prevent or materially delay the consummation of the Merger.

         Section 5.5       REPORTS AND FINANCIAL STATEMENTS.

                  (a) Buyer has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements (the "Buyer SEC Reports") required to be filed by it with the SEC since December 31, 1997. As of their respective dates, Buyer SEC Reports complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to which the Buyer SEC Reports. As of their respective dates and as of the date any information from such the Buyer SEC Reports has been incorporated by reference, the Buyer SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer has filed all material contracts and agreements and other documents or instruments required to be filed as exhibits to the Buyer SEC Reports.

                  (b) The consolidated balance sheets of Buyer as of September 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three months and nine month periods then ended (including the related notes and schedules thereto) contained in Buyer's Form 10-Q for the quarter ended September 30, 1999 (the "Buyer Quarterly Financial Statements") present fairly, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Buyer and its consolidated Subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved except as otherwise noted therein, including in the related notes.

         Section 5.6       INFORMATION.

                  (a) None of the written information supplied or to be supplied by Buyer or Merger Subsidiary for inclusion or incorporation by reference in the definitive Prospectus/Proxy Statement will, at the time of filing with the SEC, at the time of the mailing of the Prospectus/Proxy Statement or any amendments or supplements thereto to the Company's stockholders or at the time of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portion of the Prospectus/Proxy

Statement based on information supplied by Buyer and Merger Subsidiary for inclusion or incorporation by reference therein will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

                  (b) As of the date of this Agreement, Buyer does not know of any reason (i) for which it would not be able to deliver to the respective counsel to Buyer and the Company, at the date of the legal opinions referred to below, certificates substantially in compliance with published IRS advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 8.2, and Buyer hereby agrees to deliver such certificates effective as of the date of such opinions so long as the statements therein are true as of such time or (ii) for which counsel to Buyer and the Company would not be able to deliver the opinions required by Section 8.2.

         Section 5.7 LITIGATION. Except as disclosed in the Buyer SEC Reports, as of the date hereof, there is no suit, action or proceeding pending or, to the knowledge of Buyer, threatened against or affecting Buyer or any of its Significant Subsidiaries that is reasonably expected to have a Buyer Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Buyer or its Significant Subsidiaries having, or which is reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

         Section 5.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Buyer SEC Reports or as contemplated by this Agreement, since September 30, 1999, Buyer has conducted its business only in the ordinary course, and there has not been any change that would have a Buyer Material Adverse Effect; or any material change in accounting methods, principles or practices by the Company, except insofar as may have been required by a change in GAAP.

         Section 5.9 COMPLIANCE WITH APPLICABLE LAWS. Except as set forth in the Buyer SEC Reports filed prior to the date hereof, as of the date of this Agreement, and, except as set forth in the Buyer SEC Reports filed after the date hereof but prior to the Effective Time, as of the Effective Time,, the businesses of each of the Buyer and its Significant Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, "Buyer Permits"), except for violations or possible violations that, individually or in the aggregate, are not reasonably likely to have a Buyer Material Adverse Effect or prevent or materially burden or materially impair the ability of the Buyer to consummate the transactions contemplated by this Agreement. Except as set forth in the Buyer SEC Reports filed prior to the date of the Company Special Meeting, no investigation or review by any Governmental Entity with respect to Buyer or any of its Subsidiaries is pending or, to the Buyer's knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the knowledge of

Buyer, no material change is required in the Buyer's or any of its Significant Subsidiaries' processes, properties or procedures in connection with any such Buyer Permits, and Buyer has not received any notice or communication of any material noncompliance with any such Buyer Permits that has not been cured as of the date hereof. Buyer and its Significant Subsidiaries each has all permits, licenses, franchises, variances, exemption, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Buyer Material Adverse Effect or prevent or materially burden or materially impair the ability of Buyer or Merger Subsidiary to consummate the Merger and the other transactions contemplated by this Agreement.

         Section 5.10 VOTING REQUIREMENTS. No vote of the holders of the Buyer's capital stock or other securities is necessary to approve this Agreement or the Transactions.

         Section 5.11 TAX-FREE EXCHANGE. To the knowledge of Buyer, neither Buyer nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from constituting a transaction qualifying under
Section 368(a) of the Code. Buyer is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying under Section 368(a) of the Code.

         Section 5.12 BROKERS. Except for Goldman, Sachs & Co. (the "Buyer's Financial Advisor") whose fees shall be paid by Buyer, no agent, broker, finder, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or other similar commission or fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

         Section 5.13 BOARD APPROVAL. The Board of Directors of Buyer by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Buyer Board Approval") has duly approved the Merger and the Transactions.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

         Section 6.1       CONDUCT OF THE BUSINESS PENDING THE MERGER

         (a) From and after the date hereof, prior to the Effective Time, except as contemplated by this Agreement or required by Law or regulation, or unless Buyer shall otherwise agree in writing, the Company covenants and agrees that it shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and to use reasonable efforts to conduct their business in a manner consistent with the budgets and plans heretofore made available to Buyer, including all capital expenditure and plant expansion plans, and shall cause its Subsidiaries to, use all reasonable efforts to preserve intact their present business organizations, keep available the services of their employees and consultants and preserve their relationships and goodwill with customers, suppliers, licensors, licensees, distributors and others having business dealings with them and to protect their Intellectual Property to the end that their goodwill and on-going businesses shall not be impaired in any material respect at the Effective Time. Unless Buyer shall otherwise agree in writing, prior to the Effective Time, the Company shall not and shall not permit its Subsidiaries to:

                           (i) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect subsidiary of the Company to its parent, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, purchase, redeem or otherwise acquire, other than pursuant to the exercise of the Andlinger Capital Warrant or Company Stock Options outstanding on the date of this Agreement, or any ESPP Options, any shares of capital stock of the Company or any of its Subsidiaries or any other equity securities thereof or any rights, warrants, or options to acquire any such shares or other securities other than purchases, redemptions or acquisitions of equity securities of wholly-owned subsidiaries of the Company or rights, warrants or options to acquire such securities;

                           (ii) grant, award or enter into any compensation or change of control arrangement with any employee of the Company or any Subsidiary without the prior written consent of Buyer;

                           (iii) except for issuances of capital stock of the Company's Subsidiaries to the Company or a wholly-owned Subsidiary of the Company, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock including any Company Options or any ESPP Options, any other voting securities of the Company or any securities convertible into, or any rights, warrants or options to acquire, any such shares or voting securities (other than the issuance of Company Common Stock upon the exercise of Company Stock Options or the Andlinger Capital Warrant outstanding on the date of this Agreement or any ESPP Options) or amend the terms of any such securities, rights, warrants or options or, except as set forth on the Company Disclosure Schedule take any action to accelerate the vesting thereof;

                           (iv) amend the certificate of incorporation or by-laws of the Company or any Subsidiary;

                           (v) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any assets that are material, individually or in the aggregate, to the Company or any of its Subsidiaries, except, in any such case, in the ordinary course of business, and except transactions between a wholly-owned subsidiary of the Company and the Company or another wholly-owned subsidiary of the Company;

                           (vi) subject to a Lien or sell, lease, license or otherwise dispose of or transfer any of its properties or assets or any Intellectual Property, except in the ordinary course of business and except for the sale of optical filters and custom diamond machined optics and systems in the ordinary course of business or transactions between a wholly-owned subsidiary of the Company and the Company or another wholly-owned subsidiary of the Company;

                           (vii) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person (other than indebtedness to, guarantees of, or issuances or sales to the Company or a wholly-owned subsidiary of the Company), or enter into any "keep well" or other agreement to maintain any financial condition of another person, except, in any such case, for borrowings or other transactions incurred in the ordinary course of business under the existing credit facility included as a Material Contract including to repay existing indebtedness pursuant to the terms thereof, or except in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect subsidiary of the Company or settle or compromise any material claims or litigation;

                           (vii) alter, amend or delay in any material respect the implementation of its plans for capital expenditures and completion/expansion of plant and production facilities previously delivered to Buyer;

                           (viii) take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect; and

                           (ix) authorize any of, or commit or agree to take any of, the foregoing actions.

                  (b) The Company shall promptly provide the Buyer copies of all filings made by the Company with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

                  (c) The Company shall, before settling or compromising any material litigation, claim, income tax or other liability of the Company or any of its Subsidiaries, consult with Buyer and its advisors as to the positions and elections that will be taken or made with respect to such matter and shall not enter into any such settlement or compromise without the consent of Buyer, which will not be unreasonably withheld or delayed.

         Section 6.2. COMPANY SPECIAL MEETING. The Company shall take all action reasonably necessary, in accordance with applicable Law and its certificate of incorporation and by-laws, to convene the Company Special Meeting as promptly as reasonably practicable after the date on which the definitive Prospectus/Proxy Statement has been mailed to the Company's stockholders for the purpose of considering and taking action upon the Merger and this Agreement. The Company will hold the Company Special Meeting within thirty business days after the effective date of Registration Statement/Prospectus (as defined below). Subject to fiduciary obligations under applicable law, the Company's board of directors shall recommend such approval and shall take all lawful action to solicit such approval.

         Section 6.3.      FURTHER ACTION; CONSENTS; FILINGS.

                  (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Buyer or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement that are required under (A) the Exchange Act and the Securities Act and the rules and regulations thereunder and any other applicable federal or state securities laws, (B) the HSR Act, and any other Merger Control Laws, and (C) any other applicable Law. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith.

                  (b) Buyer and the Company shall, and the Company shall cause its Affiliates which are required to do so to, file as soon as practicable after the date of this Agreement but in no event more than fifteen business days after the date of this Agreement, notifications under the HSR Act and any other applications or notices required under other Merger Control Laws and shall respond as promptly as practicable to all inquiries or requests that may be made pursuant to any Merger Control Laws for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any Governmental Entity in connection with antitrust matters. The parties shall cooperate with each other in connection with the making of all such filings or responses, including providing copies of all such documents to the other party and its advisors prior to filing or responding. Each of Buyer, Merger Subsidiary and the Company, to the extent applicable, further agrees to file contemporaneously with the filing of the applications any requests for waivers of applicable Governmental Entities as may be required to expeditiously prosecute such waiver requests and to diligently submit any additional information or amendments for which the Governmental Entity may ask with respect to such waiver requests.

         Section 6.4. PLAN OF REORGANIZATION. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under the provisions of
Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Buyer nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

         Section 6.5.      LETTERS OF ACCOUNTANTS.

                  (a) Buyer shall use its reasonable best efforts to cause to be delivered to the Company "comfort" letters of PricewaterhouseCoopers LLP, Buyer's independent auditors, dated and delivered the date on which the Registration Statement shall be filed, shall become effective and as of the Effective Time, and addressed to the Company, in form and substance reasonably satisfactory to the Company and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

                  (b) The Company shall use its reasonable best efforts to cause to be delivered to Buyer "comfort" letters of Ernst & Young LLP, the Company's independent accountants, dated and delivered the date on which the Registration Statement shall be filed, shall become effective and as of the Effective Time, and addressed to Buyer, in form and substance reasonably satisfactory to Buyer and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

         Section 6.6 REGISTRATION OF OPTIONS. As soon as practicable (but in any event, within five business days) after the Effective Time, the Buyer Common Shares subject to Company Stock Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Buyer shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for as long as substitute Options remain outstanding. In addition, Buyer shall use all reasonable efforts to cause the Buyer Common Shares subject to Company Stock Options to be listed on the NYSE and such other exchanges as Buyer shall determine.

                                   ARTICLE VII

                              ADDITIONAL AGREEMENTS

         Section 7.1       ACCESS TO INFORMATION.

                  (a) From the date hereof through the Effective Time or earlier termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall afford to Buyer and Buyer's accountants, counsel and other representatives upon reasonable notice and at reasonable times, full and reasonable access to its properties, books, contracts, commitments, records and personnel and, during such period, shall furnish promptly to Buyer (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws, and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request, including information regarding customers, suppliers and personnel and the opportunity to meet with such persons to discuss the business and relations with the Company. From the date of this Agreement, the Company will provide Buyer with manufacturing reports not less frequently than weekly and will permit a designated representative of Buyer to have supervised access to the Company's manufacturing operations for reasonable periods not to exceed eight hours per week. The Company and the Buyer will cooperate in order to provide for an orderly transition of the manufacturing operations as of the Effective Time as agreed to between the parties. From the date of the mailing of the Proxy Statement/Prospectus, the Company will permit Buyer to have full access to the Company's manufacturing operation, provided, however, Buyer shall use reasonable best efforts not to disrupt the Company's business and operations, and the Company shall cooperate fully in technical exchanges with Buyer with respect to those manufacturing operations. Buyer shall hold, and shall cause its employees, agents and representatives to hold, in confidence all "Confidential Information" in accordance with the terms of the Nondisclosure Agreement, dated January 28, 2000 between Buyer and the Company ("Confidentiality Agreement"), which shall remain in full force and effect in accordance with the terms thereof, including, without limitation, in the event of termination of this Agreement. No investigation pursuant to this Section 7.1(a) shall limit any representation or warranty of the Company.

                  (b) From the date hereof through the Effective Time or earlier termination of this Agreement in accordance with its terms, Buyer shall afford to the Company and the Company's accountants, counsel and other representatives full and reasonable access during normal business hours (and at such other times as the parties may mutually agree) to its properties, books, contracts, commitments, records and personnel and, during such period, shall furnish promptly to the Company a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws, and (ii) such books as records and are customarily available to stockholders of Buyer and as the Company may reasonably request. The Company shall hold, and shall cause its employees, agents and representatives to hold, in confidence all "Confidential Information" in accordance with the terms of the Confidentiality Agreement, which shall remain in full force and effect in accordance with the terms thereof, including, without limitation, in the event of termination of this Agreement. No investigation pursuant to this Section 7.1(b) shall limit any representation or warranty of Buyer.

                  (c) As soon as practicable after the date hereof, the Company shall use its reasonable best efforts to cooperate and assist Buyer and Buyer's independent public accountants in the compilation and preparation of all financial statements and financial statement schedules of the Company prepared in accordance with GAAP and reports and consents of the Company's independent public accountants as may be necessary or deemed advisable by Buyer to comply with SEC reporting and disclosure requirements. The Company shall deliver to Buyer's independent public accountants and/or the Company's independent public accountants all engagement letters and management representation letters as may be reasonably requested by Buyer or such accountants. The Company shall use its reasonable best efforts to cause its independent public accountants to cooperate with and assist Buyer and its independent public accountants in the preparation of the financial statements contemplated by this Section 7.1(c).

         Section 7.2       REGISTRATION STATEMENT; PROSPECTUS/PROXY STATEMENT.

                  (a) For the purposes of (i) registering the issuance of Buyer Common Stock to holders of the shares of the Company Common Stock in connection with the Merger with the SEC under the Securities Act and complying with applicable state securities laws and (ii) holding the meeting of the Company stockholders (the "Company Special Meeting") to approve the Merger (the "Company Proposal"), Buyer and the Company will cooperate in the preparation of a registration statement on Form S-4 (such registration statement, together with any and all amendments and supplements thereto, being herein referred to as the "Registration Statement"), including a prospectus/proxy statement satisfying all requirements of applicable state securities laws, the Securities Act and the Exchange Act. Such prospectus/proxy statement in the form mailed by the Company and, if required, Buyer to their respective stockholders, together with any and all amendments or supplements thereto, is herein referred to as the "Prospectus/Proxy Statement."

                  (b) The Company will furnish Buyer with such information concerning the Company and its subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to the Company and its subsidiaries, to comply with applicable Law. None of the information relating to the Company and its subsidiaries supplied by the Company for inclusion in the Prospectus/Proxy Statement in writing for this purpose will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees promptly to advise Buyer if, at any time prior to the respective meetings of the stockholders of the Company referenced herein, any information provided by it in the Prospectus/Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide Buyer with the information needed to correct such inaccuracy or omission. The Company will furnish Buyer with such supplemental information as may be necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to the Company and its subsidiaries, to comply with applicable Law after the mailing thereof to the stockholders of the Company.

                  (c) Buyer will include in the Prospectus/Proxy Statement such information concerning Buyer and its subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Buyer and its subsidiaries, to comply with applicable Law. None of the information relating to Buyer and its subsidiaries included in the Prospectus/Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the meeting of the stockholders of the Company referenced herein, any information included by Buyer in the Prospectus/Proxy Statement is or becomes incorrect or incomplete in any material respect, Buyer shall correct such inaccuracy or omission. Buyer will furnish such supplemental information as may be necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Buyer and its subsidiaries, to comply with applicable Law after the mailing thereof to the stockholders of the Company.

                  (d) The Company and Buyer agree to cooperate in making any preliminary filings of the Prospectus/Proxy Statement with the SEC, as promptly as practicable, pursuant to Rule 14a-6 under the Securities Exchange Act, and shall cooperate in responding to any comments with respect thereto received from the SEC.

                  (e) Buyer will file the Registration Statement with the SEC and appropriate materials with applicable state securities agencies as promptly as practicable and will use all reasonable efforts to cause the Registration Statement to become effective under the Securities Act at the earliest practicable date and all such state filed materials to comply with applicable state securities Laws. The Company authorizes Buyer to utilize in the Registration Statement and in all such state filed materials, the information concerning the Company and its subsidiaries provided to Buyer in writing for this purpose in connection with, or contained in, the Prospectus/Proxy Statement. Buyer promptly will advise the Company when the Registration Statement has become effective and of any supplements or amendments thereto, and Buyer will furnish the Company with copies of all such documents. Except for the Prospectus/ Proxy Statement or the preliminary prospectus/proxy statement, neither Buyer nor the Company shall distribute any written material that might constitute a "prospectus" relating to the Merger or the Company Proposal within the meaning of the Securities Act or any applicable state securities Law without the prior written consent of the other party.

                  (f) The Company shall mail the Prospectus/Proxy Statement to its stockholders as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act.

         Section 7.3 EMPLOYEE RETENTION. The Company and Buyer shall consult with each other promptly after the date of this Agreement on the design and implementation of retention arrangements and non-competition agreements to retain key employees of the business. Each of the Company and Buyer will act in good faith to implement the arrangements agreed upon and to encourage the retention of such key employees and the Company hereby waives any claim that it may have with respect to any negotiations which Buyer may have with the key employees of the Company in connection therewith.

         Section 7.4 PUBLIC ANNOUNCEMENTS. On or before the Closing Date, Buyer and the Company shall not (nor shall they permit any of their respective Affiliates to), without prior consultation with the other party and such other party's review of and consent to any public announcement concerning the transactions contemplated by this Agreement, issue any press release or make any public announcement with respect to such transactions during such period, and Buyer and the Company shall, to the extent practicable, allow the other party reasonable time to review and comment on such release or announcement in advance of its issuance and use reasonable efforts in good faith to reflect the reasonable and good faith comments of such other party, provided, however, no party shall be prevented from making any disclosure required by law at the time so required because of any delay on the part of the other party. The parties intend that the initial announcement of the terms of the transactions contemplated by this Agreement shall be made by joint press release of Buyer and the Company.

         Section 7.5 INDEMNIFICATION OF THE COMPANY'S DIRECTORS AND OFFICERS AND INSURANCE. Buyer agrees that all rights to indemnification existing as of the date of this Agreement in favor of any director, officer, employee or agent of the Company and its subsidiaries (the "Indemnified Parties") as provided in their respective Certificate of Incorporation, By-laws or comparable organizational documents or in indemnification agreements with the Company or any of its Subsidiaries, or otherwise in effect as of the date hereof, shall to the extent permitted under Delaware Law survive the Merger and shall continue in full force and effect for a period of not less than six years from and after the Effective Time, provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims, shall continue until final disposition of any and all such claims. Without limiting the generality of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Agreement, occurring prior to or at the Effective Time, Buyer shall cause the Surviving Corporation to pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Surviving Corporation shall cause to be maintained in effect for a period of six years, the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In the event Buyer or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 7.4.

         Section 7.6       EFFORTS; CONSENTS.

                  (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Merger and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing, each of the Company, Merger Subsidiary and Buyer shall make or cause to be made all required filings with or applications to Governmental Entities (including under the Securities Act, the Exchange Act and the Merger Control Laws and to state and local Governmental Entities with respect to any transfers of Company Permits), and use its reasonable best efforts to

(i) obtain all necessary consents of all Governmental Entities and other third parties, necessary for such parties to consummate the Transactions, (ii) oppose, lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Transactions, and (iii) fulfill all conditions to this Agreement.

                  (b) Prior to the Effective Date, the Company shall use its reasonable best efforts to assist Buyer in its integration of the acquisition of the Company, including the prompt and orderly transition of employees, customers and suppliers of the Company's business and providing assistance to Buyer in connection with the integration of the Company's lines of business and services with those of Buyer.

         Section 7.7 NOTICE OF BREACHES. The Company shall give prompt notice to Buyer, and Buyer or Merger Subsidiary shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement which has become untrue or inaccurate in any material respect, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that such notification shall not excuse or otherwise affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

         Section 7.8 TRANSFER AND GAINS TAXES AND CERTAIN OTHER TAXES AND EXPENSES. Buyer and Merger Subsidiary agree that the Surviving Corporation will pay all real property transfer, gains and other similar taxes and all documentary stamps, filing fees, recording fees and sales and use taxes, if any, and any penalties or interest with respect thereto, payable in connection with consummation of the Merger without any offset, deduction, counterclaim or deferment of the payment of the Merger Consideration. The Company has provided to Buyer a good faith estimate and description of the expenses of the Company and its Subsidiaries that the Company expects to incur or has incurred in connection with the transactions contemplated by the Agreement and shall update such estimate not fewer than five days prior to the Effective Time and at such other times as may be reasonably requested by Buyer.

         Section 7.9       ACQUISITION PROPOSALS.

                  (a) The Company agrees that it shall not nor shall any of its Subsidiaries or any of the officers and directors of the Company or its Subsidiaries nor any of its or its Subsidiaries' agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries),and it shall use its reasonable best efforts to cause the non-officer employees of the Company and its Subsidiaries not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or any significant portion of the assets or more than 10% of the Company Common Stock or the assets or capital stock of any of its subsidiaries (any such proposal or offer (other than a proposal or offer made by Buyer or an affiliate thereof) being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. Notwithstanding the foregoing, the Company or its Board of Directors shall be permitted to comply with (i) Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, and (ii) in response to an unsolicited bona fide written Acquisition Proposal by any Person, to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that: (w) the Company Special Meeting shall not have occurred; (x) the Board of Directors of the Company, upon the advice of the Company's Financial Advisors, concludes in good faith that such Acquisition Proposal could reasonably be expected to constitute a Superior Proposal (as defined in Section 10.8(a) below); (y) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Company Board of Directors receives from such Person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement; and (z) at least two days prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, the Board of Directors of the Company notifies Buyer promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers. The Company agrees that it will keep Buyer informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 7.9(a) of the obligations undertaken in this Section 7.9(a) and that any breach of the provisions of this Section 7.9(a) by any officer or director of the Company or its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative of the Company or its subsidiaries will be deemed a breach by the Company.

                  (b) Except as permitted in this Section 7.9(b), neither the Board of Directors of the Company nor any committee thereof shall:

                           (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Buyer, or take any action not explicitly permitted by this Agreement that would be inconsistent with, the approval or recommendation by such Board of Directors or such committee of the transactions contemplated by this Agreement,

                           (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or

                           (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal.

                  Notwithstanding the foregoing, in the event that prior to the vote on the transactions at the Company Special Meeting, the Board of Directors of the Company determines in good faith, that an Acquisition Proposal constitutes a Superior Proposal, the Board of Directors of the Company may:

                           (x)      withdraw or modify its approval or
                           recommendation of the Transactions in connection with the Company Special Meeting,

                           (y)      approve or recommend a Superior Proposal and

                           (z) if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to such Superior Proposal but, in each case, only at a time that is after: (A) the later of Company Special Meeting or the fifth (5th) day following Buyer's receipt of written notice from the Company advising Buyer that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal, and advising Buyer that the Board of Directors of the Company has determined that it will no longer recommend approval of the Transactions; (B) the Company has paid the Termination Fee (as defined in Section 9.3(b) to Buyer; and (C) the Company has terminated this Agreement in accordance with its terms.

         Section 7.10 RELATED AGREEMENT. Simultaneously with the execution and delivery of this Agreement, or as otherwise provided in this Section 7.10, and as material consideration for the execution and delivery of this Agreement by Buyer and Merger Subsidiary, each of the Persons listed on Exhibit 7.10(a) to this Agreement is entering into a stockholders' agreement pursuant to which such Persons agree to vote the shares of the Company Common Stock owned by them in favor of the Company Proposal at the Company Special Meeting and provide the proxies named therein with such Person's irrevocable proxy with respect to such vote (the "Related Agreement"). The Company shall, prior to the Effective Time, negotiate the termination of the consulting agreement, dated August 31, 1999, between the Company and ANC Management Corp. prior to the Closing Date without any payment or liability of the Company with respect to such termination, except as set forth on the Company Disclosure Schedule.

         Section 7.11 EMPLOYEE BENEFITS. Nothing herein shall require: (A) the continuation of any Company Benefit Plan or prevent the amendment or termination thereof (subject to the maintenance, in the aggregate, of the benefits as provided in the preceding sentence); or (B) require Buyer or the Surviving Corporation to continue or maintain any stock purchase or other equity plan related to the equity of the Company or the Surviving Corporation or to change the eligibility requirements of any stock or other equity plan of Buyer; or (C) constitute any obligation on the part of Buyer, the Surviving Corporation or any of their Affiliates to change the employment status of any of the Company Employees to other than "at will."

         Section 7.12 NYSE LISTING AND NASDAQ DELISTING. Buyer shall promptly prepare and submit to the NYSE a listing application covering the Buyer Common Shares to be issued in the Merger and pursuant to substitute Options and the Andlinger Capital Warrant, and shall use its reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Buyer Common Shares, subject to official notice of issuance, and the Company shall cooperate with Buyer with respect to such listing, which cooperation shall include, but not be limited to, taking all necessary actions to delist the Company's Common Stock from the NASDAQ.

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

         Section 8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

                  (a) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the holders of a majority of the outstanding shares of the Company Common Stock at the Company Special Meeting;

                  (b) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any other material Consents from Governmental Entities and other third parties which in any case are required to be received prior to the Effective Time with respect to the transactions contemplated hereby shall have been received;

                  (c) The shares of Buyer Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE upon official notice of issuance;

                  (d) The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

                  (e) The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction; provided, however, that the parties shall comply with the provisions of Section 7.6 and shall further use their reasonable best efforts to cause any such order, judgment, decree, injunction or ruling to be vacated or lifted.

         Section 8.2 CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE MERGER. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, unless waived by the Company, that:

                  (a) The representations and warranties of Buyer and Merger Subsidiary contained in this Agreement shall be true and correct in all respects, on the date hereof and as of the Effective Time as if made at the Effective Time, except for such inaccuracies, without regard to any material qualifications contained therein, which individually or in the aggregate, would not result in a Buyer Material Adverse Effect, provided, however, that such representations and warranties made as of a specific date need only be true as written as of such date. The Company shall have received a certificate of an authorized officer of Buyer and Merger Subsidiary, on behalf of Buyer and Merger Subsidiary, to such effect.

                  (b) Buyer and Merger Subsidiary shall have performed or complied with all agreements and covenants required to be performed by each of them under this Agreement at or prior to the Effective Time in all material respects, and the Company shall have received a certificate of an authorized officer of Buyer and Merger Subsidiary, on behalf of Buyer and Merger Subsidiary, to such effect.

                  (c) The Company shall have received from Edwards & Angell, counsel to the Company, or counsel to Buyer, on the Closing Date, a written opinion dated as of such date that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

                  (d) The Company shall have received from Ernst & Young LLP the "comfort" letters described in Section 6.7(a).

         Section 8.3 CONDITIONS TO OBLIGATIONS OF BUYER AND MERGER SUBSIDIARY TO EFFECT THE MERGER. The obligations of Buyer and Merger Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, unless waived by Buyer:

                  (a) The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects, on the date hereof and as of the Effective Time as if made at the Effective Time, except for such inaccuracies, without regard to any material qualifications contained therein, which individually or in the aggregate, would not result in a Company Material Adverse Effect, provided, however, that such representations and warranties made as of a specific date need only be true as written as of such date, and further provided that the representations set forth in Section
4.2 shall be true and correct in all respects. Buyer shall have received a certificate of an authorized officer of the Company, on behalf of the Company, to such effect.

                  (b) The Company shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Effective Time in all material respects, other than the covenants with respect to issuance of shares of Company capital stock, the Company Options, ESPP Options and the Andlinger Capital Warrants which shall be complied with as set forth in Section 6.1(a)(i) and (ii), and Buyer shall have received a certificate of an authorized officer of the Company, on behalf of the Company, to such effect.

                  (c) The Related Agreement has been executed and delivered by the respective parties thereto and continues in full force and effect.

                  (d) Buyer shall have received from Nixon Peabody LLP, counsel to Buyer, on the Closing Date, a written opinion dated as of such date that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

                  (e) Buyer shall have received from PricewaterhouseCoopers LLP the "comfort" letters described in Section 6.7(b).

                                   ARTICLE IX

                        TERMINATION, AMENDMENT AND WAIVER

         Section 9.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

                  (a)      by mutual written consent of Buyer and the Company;

                  (b) by the Company, upon a material breach of this Agreement on the part of Buyer or Merger Subsidiary which has not been cured and which would cause the conditions set forth in Section 8.2 to be incapable of being satisfied by July 31, 2000;

                  (c) by Buyer, upon a material breach of this Agreement on the part of the Company set forth in this Agreement which has not been cured and which would cause the conditions set forth in Section 8.3 to be incapable of being satisfied by July 31, 2000;

                  (d) by Buyer or the Company if any court of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling, after reasonable efforts on the part of Buyer and the Company to resist, resolve or lift, which permanently restrains, enjoins or otherwise prohibits the Merger and such order, judgment, decree, injunction or ruling shall have become final and nonappealable;

                  (e) by either Buyer or the Company if the Merger shall not have been consummated on or before July 31, 2000 (the "Upset Date") provided the terminating party is not otherwise in material breach of its representations, warranties or obligations under this Agreement;

                  (f) by either Buyer or the Company if the Company Special Meeting (including as it may be adjourned from time to time) shall have concluded without the Company having obtained the required stockholder approval of this Agreement and the transactions contemplated hereby;

                  (g) by Buyer if the Board of Directors of the Company, prior to the Company Special Meeting (i) shall withdraw or modify in any adverse manner the Company Board Approval, or (ii) shall enter into negotiations with any Person concerning an Acquisition Proposal in violation of Section 7.9(a), or
(iii) shall approve or recommend a Superior Proposal pursuant to Section 7.9(b), or

                  (h) by the Company at any time prior to the Company Special Meeting, upon five business days' prior notice to Buyer, if the Board of Directors of the Company shall approve a Superior Proposal; provided, however, that (x) the Company shall have complied with Section 7.9, (y) the Board of Directors of the Company shall have concluded in good faith, after giving effect to all concessions which may be offered by Buyer pursuant to clause (z) below, on the basis of the advice of its financial advisors and outside counsel, that such proposal is a Superior Proposal, and (z) prior to any such termination, the Company shall, and shall cause its financial and legal advisors to, negotiate with Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Buyer to proceed with the transactions contemplated hereby; provided, however, that it shall be a condition to termination by the Company pursuant to this Section 9.l(h) that the Company shall have made the payment of the Termination Fee to Buyer as required by Section 9.3(b).

         Section 9.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Buyer or the Company, as provided in Section 9.1, this Agreement shall forthwith terminate and there shall be no liability hereunder on the part of any of the Company, Buyer or Merger Subsidiary or their respective officers or directors; provided that Sections 4.24 (Brokers); 5.9 (Brokers); the second sentence of 7.1(a) (Confidentiality), the second sentence of 7.1(b) (Confidentiality); Section 7.9 to the extent the Company is required to pay the Termination Fee until such Fee is paid; this Section 9.2, 9.3 (Fees and Expenses); and 11(h) (Governing Law) shall survive the termination and remain in full force and effect and; PROVIDED, further, that (i) each party shall remain liable for any willful breaches of such party's covenants hereunder or intentional or willful breaches of such party's representations and warranties hereunder prior to its termination, and
(ii) Buyer shall be responsible for the fees and expenses incurred in connection with the filing and printing of the Proxy Statement/Prospectus (including any preliminary proxy statement/ prospectus) and the filing fees under the Merger Control Laws.

         Section 9.3       FEES AND EXPENSES.

                  (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except as otherwise provided in Section 7.8 and Section 9.2.

                  (b) Buyer and the Company agree that the Company shall pay to Buyer the sum of $50,000,000 (the "Termination Fee") solely as follows:
(i) if Buyer shall terminate this Agreement pursuant to Sections 9.1(g)(ii) or
(iii) or if the Company shall terminate this Agreement pursuant to Section 9.1(h), (ii) if (A) the Company or Buyer shall terminate this Agreement pursuant to Section 9.1(f) due to the failure of the Company's stockholders to approve and adopt this Agreement, (B) at any time after the date of this Agreement and at or before the time of the event giving rise to such termination there shall exist an Acquisition Proposal with respect to the Company and (C) within 12 months of the termination of this Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, or (iii) if (A) Buyer shall terminate this Agreement pursuant to Section 9.1(c) or Section 9.1(g), (B) at any time after the date of this Agreement and at or before the time of the event giving rise to such termination there shall exist an Acquisition Proposal, (C) following the existence of such Acquisition Proposal and prior to any such termination, the Company shall have intentionally breached (and not cured after notice thereof) any of its material covenants or agreements set forth in this Agreement in any material respect, and (D) within 12 months of any such termination of this Agreement, the Company shall enter into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated.

                  (c)      The Termination Fee required to be paid pursuant to
Section 9.3(b) shall be made as follows:

                           (i) one-half of the Termination Fee shall be paid by wire transfer of immediately available funds within two business days after notice of termination of this Agreement is given: by Buyer or the Company under Section 9.1(c), by Buyer under Section 9.1(f), and by Buyer under
                           Section 9.1(g); and

                           (ii) the remaining one-half of the Termination Fee shall be paid by wire transfer of immediately available funds within two business days after the closing of the transactions contemplated by any Acquisition Proposal which results in the Company entering into an Acquisition Agreement with a third party within twelve months of any termination of this Agreement.

         Section 9.4 AMENDMENT. This Agreement may be amended by the parties hereto at any time before or after approval hereof by the stockholders of the Company, but, after such approval, no amendment shall be made which (i) changes the form or decreases the amount of the Merger Consideration, (ii) in any way materially adversely affects the rights of the Company's stockholders, or (iii) under applicable law would require approval of the Company's stockholders, in any such case referred to in clauses (i), (ii) and (iii), without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         Section 9.5 WAIVER. At any time prior to the Effective Time, the parties hereto may, to the extent permitted by applicable law, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                    ARTICLE X

                               GENERAL PROVISIONS

         Section 10.1 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations and warranties in this Agreement shall not survive the Merger.

         Section 10.2 NOTICES. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

         If to the Company:

                   NetOptix Corporation
                   Sturbridge Business Park
                   Sturbridge, MA 01566

                   Attention: Gerhard R. Andlinger
                   Telephone: 508-347-9191

                   Telecopy No.:

         With a required copy to:

                   Edwards & Angell LLP
                   250 Royal Palm Way, Suite 300
                   Palm Beach, FL 33480
                   Attention: Jonathan E. Cole, Esq.
                   Telephone: 561-833-7700
                   Telecopy: 561-655-8719

         If to Buyer or Merger Subsidiary:

                   Corning Incorporation
                   One Riverfront Plaza
                   Corning, NY 14831

                   Attention: William D. Eggers, General Counsel
                   Telephone: 607-974-9000

                   Telecopy: 607974-8150

         With a required copy to:

                   Nixon Peabody LLP
                   Clinton Square, Suite 1300
                   Rochester, NY 14604
                   Attention: Deborah McLean Quinn, Esq.
                   Telephone: 716-263-1307
                   Telecopy: 716-263-1600

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

         Section 10.3 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

         Section 10.4 ENTIRE AGREEMENT. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

         Section 10.5 ASSIGNMENTS; PARTIES IN INTEREST. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights, except for the provisions of Article III and Section 7.5.

         Section 10.6 GOVERNING LAW. This Agreement, except to the extent that provisions of Delaware Law (with respect to the Merger only) are mandatorily applicable to the Merger and the rights of the stockholders of the Company, shall be governed in all respects by the laws of the State of New York (without giving effect to the provisions thereof relating to conflicts of law).

         Section 10.7 HEADINGS; DISCLOSURE. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Any disclosure by the Company or Buyer in any portion of its respective Disclosure Schedule shall be deemed disclosure in each other portion of such Disclosure Schedule.

         Section 10.8      CERTAIN DEFINITIONS AND RULES OF CONSTRUCTION.

                  (a)      As used in this Agreement:

                  "ACQUISITION AGREEMENT" has the meaning set forth in Section 7.9(b).

                  "ACQUISITION PROPOSAL" has the meaning set forth in Section 7.9(a).

                  "AFFILIATE" as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

                  "AGREEMENT" has the meaning set forth in the preamble to this Agreement.

                  "BUYER" has the meaning set forth in the preamble to this Agreement.

                  "BUYER BENEFIT PLANS" has the meaning set forth in Section
7.11.

                  "BUYER COMMON STOCK" has the meaning set forth in Section 3.1(c).

                  "BUYER DISCLOSURE SCHEDULE" has the meaning set forth in
Article V, Introduction.

                  "BUYER MATERIAL ADVERSE EFFECT" shall be an event or occurrence or series of events or occurrences which individually or in the aggregate with all other events or occurrences would be reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Buyer and its subsidiaries taken as a whole, other than any change, circumstances or effect relating to (i) change in law, rule, or regulation or generally accepted accounting principles or interpretations thereof that applies to both Buyer and the Company (ii) the economy or securities markets in general or (iii) the industries in which Buyer operates in general and not specifically relating to Buyer.

                  "BUYER QUARTERLY FINANCIAL STATEMENTS" has the meaning set forth in Section 5.5(b).

                  "BUYER SEC REPORTS" has the meaning set forth in Section
5.5(a).

                  "CERTIFICATE OF MERGER" has the meaning set forth in Section 1.3.

                  "CERTIFICATES" has the meaning set forth in Section 3.2.

                  "CLOSING DATE" has the meaning set forth in Section 1.2. "CODE" has the meaning set forth in the preamble to this Agreement.

                  "COMPANY" has the meaning set forth in the preamble to this Agreement.

                  "COMPANY BENEFIT PLANS" has the meaning set forth in Section 4.9.

                  "COMPANY BOARD APPROVAL" has the meaning set forth in Section 4.24.

                  "COMPANY COMMON STOCK" has the meaning set forth in Section 3.1(b).

                  "COMPANY DISCLOSURE SCHEDULE" has the meaning set forth in
Article IV, Introduction.

                  "COMPANY EMPLOYEES" has the meaning set forth in Section 7.11.

                  "COMPANY FINANCIAL STATEMENTS" has the meaning set forth in
Section 4.5(b).

                  "COMPANY INTELLECTUAL PROPERTY RIGHTS" has the meaning set forth in Section 4.16(a).

                  "COMPANY MATERIAL ADVERSE EFFECT" shall be an event or occurrence or series of events or occurrences which individually or in the aggregate with all other events or occurrences would be reasonably likely to have a material adverse effect on the business, assets, operations, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, other than any change, circumstances or effect relating to (i) change in law, rule, or regulation or generally accepted accounting principles or interpretations thereof that applies to both Buyer and the Company, (ii) the economy or securities markets in general or (iii) the industries in which the Company operates in general and not specifically relating to the Company.

                  "COMPANY STOCK OPTION PLANS" has the meaning set forth in
Section 4.2.

                  "COMPANY PERMITS" has the meaning set forth in Section 4.12.

                  "COMPANY PROPOSAL" has the meaning set forth in Section
7.2(a).

                  "COMPANY QUARTERLY FINANCIAL STATEMENTS" has the meaning set forth in Section 4.5(c).

                  "COMPANY SEC REPORTS" has the meaning set forth in Section 4.5(a).

                  "COMPANY SPECIAL MEETING" has the meaning set forth in Section 7.2(a).

                  "COMPANY STOCK OPTIONS" has the meaning set forth in Section 4.2(a).

                  "COMPANY'S FINANCIAL ADVISOR" has the meaning set forth in
Section 4.24.

                  "CONFIDENTIALITY AGREEMENT" has the meaning set forth in
Section 7.1(a).

                  "DELAWARE LAW" has the meaning set forth in Section 1.3.

                  "DISSENTING SHARES" has the meaning set forth in Section
3.1(e).

                  "EFFECTIVE TIME" has the meaning set forth in Section 1.3.

                  "ELECTION" has the meaning set forth in Section 3.1(h).

                  "ELECTION DEADLINE" has the meaning set forth in Section
3.1(k).

                  "ENVIRONMENTAL LAW" has the meaning set forth in Section 4.19.

                  "ERISA" shall have the meaning set forth in Section 4.9(a).

                  "ERISA AFFILIATE" has the meaning set forth in Section 4.9(a).

                  "ESPP" has the meaning set forth in Section 4.2(a).

                  "ESPP OPTIONS" has the meaning set forth in Section 4.2(a).

                  "EXCHANGE ACT" has the meaning set forth in Section 4.4(b).

                  "EXCHANGE RATIO" has the meaning set forth in Section 3.1(c).

                  "GAAP" has the meaning set forth in Section 4.5(b).

                  "GOVERNMENT CONTRACTS" has the meaning set forth in Section 4.22.

                  "GOVERNMENTAL ENTITY" has the meaning set forth in Section 4.4(b).

                  "HSR ACT" has the meaning set forth in Section 4.4(b).

                  "HAZARDOUS MATERIALS" has the meaning set forth in Section
4.19.

                  "INDEMNIFIED PARTIES" has the meaning set forth in Section
7.5.

                  "INFORMATION TECHNOLOGY" has the meaning set forth in Section 4.16(c).

                  "IRS" has the meaning set forth in Section 4.9.

                  "KNOWLEDGE OF THE COMPANY" or a similar phase means that any director or officer of the Company, Optical Filter Corporation or ANC Management Corp. has actual knowledge of such factor or event.

                  "LAWS" has the meaning set forth in Section 4.4.

                  "LIEN" has the meaning set forth in Section 4.4(a).

                  "MATERIAL CONTRACT" has the meaning set forth in Section 4.14.

                  "MERGER" has the meaning set forth in the preamble to this Agreement.

                  "MERGER CONSIDERATION" has the meaning set forth in Section 3.1(c).

                  "MERGER CONTROL LAWS" means HSR and the Laws of any other applicable jurisdiction with respect to competition, merger or other business combinations.

                  "MERGER SUBSIDIARY" has the meaning set forth in the preamble to this Agreement.

                  "MERGER SUBSIDIARY COMMON STOCK" has the meaning set forth in
Section 3.1(a).

                  "PAYING AGENT" has the meaning set forth in Section 3.3.

                  "PERSON" shall include individuals, corporations, partnerships, limited liability companies, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

                  "PRODUCTS" has the meaning set forth in Section 4.14.

                  "PROSPECTUS/PROXY STATEMENT" has the meaning set forth in
Section 7.2(a).

                  "QUALIFIED PLANS" has the meaning set forth in Section 4.9.

                  "REGISTRATION STATEMENT" has the meaning set forth in Section 7.2(a).

                  "RELATED AGREEMENT" has the meaning set forth in Section 7.10.

                  "SEC" has meaning set forth in Section 4.5(a).

                  "SECURITIES ACT" has the meaning set forth in Section 4.4(b).

                  "SIGNIFICANT SUBSIDIARIES" means subsidiaries within the meaning of Regulation S-X under the Exchange Act, which in the case of references to the Significant Subsidiaries of Buyer, shall include Merger Subsidiary.

                  "SUBSIDIARY" or "SUBSIDIARIES" means, with respect to Buyer, the Company or any other person, any corporation, partnership, joint venture or other legal entity of which Buyer, the Company or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                  "SUPERIOR PROPOSAL" means a bona fide unsolicited written Acquisition Proposal to acquire all of the voting power of the shares of the Company Common Stock then outstanding or all or substantially all the assets of the Company for consideration consisting of cash and/or securities which the Board of Directors of the Company concludes in good faith (after consultation with its financial advisors and legal counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (i) would, if consummated, result in a transaction that is materially more favorable to the Company's stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed, including, without limitation, a conclusion that its financing, to the extent required, is then committed or is in the good faith judgment of the Board of Directors of the Company, reasonably capable of being financed by such third party.

                  "SURVIVING CORPORATION" has the meaning set forth in Section 1.1.

                  "TAX" shall mean any federal, state, local, foreign or provincial income, gross receipts, property, sales, service, use, license, lease, excise, franchise, employment, payroll, withholding, employment, unemployment insurance, workers' compensation, social security, alternative or added minimum, ad valorem, value added, stamp, business license, occupation, premium, environmental, windfall profit, customs, duties, estimated, transfer or excise tax, or any other tax, custom, duty, premium, governmental fee or other assessment or charge of any kind whatsoever, together with any interest, penalty or additional tax imposed by any Governmental Entity.

                  "TERMINATION FEE" has the meaning set forth in Section 9.3(b).

                  "UPSET DATE" has the meaning set forth in Section 9.1(e).

                  "YEAR 2000 READY" has the meaning set forth in Section
4.16(c).

                  (b)      Other Rules of Construction.

                           (i) References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

                           (ii)     The words "include", "including" or
                           "includes" shall be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Agreement.

                           (iii) This Agreement is the joint drafting product of Buyer and the Company and each provision has been subject to negotiation and agreement and shall not be construed for or against either party as drafter thereof.

                           (iv) Each case in this Agreement where a contract or agreement is represented or warranted to be enforceable will be deemed to include as a limitation to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles, whether applied in equity or at law.

                           (v) All references in the Agreement to financial terms shall be deemed to refer to such terms as they are defined under GAAP, consistently applied.

         Section 10.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

         Section 10.10 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         IN WITNESS WHEREOF, Buyer, Merger Subsidiary and the Company have caused this Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                      CORNING CORPORATION


                                      By /s/ James B. Flaws
                                        ---------------------------------------
                                      James B. Flaws,
                                      Executive Vice President and
                                      Chief Financial Officer


                                      CI SUBSIDIARY, INC.


                                      By: /s/ William D. Eggers
                                         ---------------------------------------
                                          William D. Eggers,
                                          President


                                      NETOPTIX CORPORATION


                                      By /s/ Gerhard R. Awdlinger
                                         ---------------------------------------
                                          Gerhard R. Andlinger,
                                          Chairman and Chief Executive Officer

                                                                    EXHIBIT XV



                          STOCKHOLDER VOTING AGREEMENT

                              AND IRREVOCABLE PROXY

           STOCKHOLDER AGREEMENT, dated as of February 13, 2000, among CORNING INCORPORATED ("BUYER"), a New York corporation, NETOPTIX CORPORATION ("NetOptix"), a Delaware corporation, and CI SUBSIDIARY, INC., ("MERGER SUBSIDIARY"), a Delaware corporation and a wholly-owned subsidiary of Buyer, and ANDLINGER CAPITAL XIII LLC ("CAPITAL"), GERHARD R. ANDLINGER ("GRA"), JOHN F. BLAIS, JR. ("JFB") and STEPHEN A. MAGIDA ("SAM") in his capacity as manager of Capital and as trustee of the Gerhard R. Andlinger Intangible Asset Management Trust, dated as of December 29, 1997 (the "TRUST") and not in his individual capacity.

                                    RECITALS

           WHEREAS, each of Capital, GRA, JFB and SAM (in his capacity as manager of Capital and as trustee of the Trust) (Capital, GRA, JFB and SAM, in each of such capacities, being individually referred to as a "STOCKHOLDER" and collectively as the "STOCKHOLDERS") is the record and beneficial owner of the number of shares of capital stock of NetOptix set forth under each such Stockholder's signature to this Agreement (such shares, together with any other shares of capital stock of NetOptix acquired by such Stockholder or the Trust after the date hereof (including through the exercise of stock options, warrants or similar rights or the conversion or exchange of securities) being collectively referred to herein as the "SHARES" of such Stockholder);

           WHEREAS, the respective Boards of Directors of Buyer and NetOptix have approved the execution of an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented or otherwise modified in accordance with its terms, the "MERGER AGREEMENT"), with respect to the merger of Merger Subsidiary with or into NetOptix (the "MERGER");

           WHEREAS, pursuant to Section 7.10 of the Merger Agreement as a condition to the obligations of Buyer to consummate the Merger, the Stockholders are required to execute and deliver this Agreement to Buyer and Merger Subsidiary;

           WHEREAS, concurrently with the execution and delivery of this Agreement, the Buyer, NetOptix and Merger Subsidiary have entered into the Merger Agreement, setting forth certain representations, warranties, covenants and agreements of the parties thereto in connection with the Merger; and

           WHEREAS, as an inducement and an essential condition to Buyer and Merger Subsidiary entering into the Merger Agreement, NetOptix and the Stockholders have agreed to enter into this Agreement;

           NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties, intending to be legally bound, and on his or its behalf severally and not jointly, agree as follows (certain capitalized terms are used herein with the meanings set forth in Section 11):

                     1. VOTING AGREEMENT.

                     (a) Each Stockholder hereby agrees with Buyer and Merger Subsidiary that, at any meeting of NetOptix's shareholders, however called and any postponement or adjournment thereof, or in connection with any written consent of NetOptix's shareholders (collectively, the "NETOPTIX STOCKHOLDERS MEETING"), subject to paragraph 2 hereof, such Stockholder shall vote (or, if applicable, execute consents and approvals in respect of) the Shares Beneficially Owned by such Stockholder as of the date of such meeting or written consent, whether heretofore owned or hereafter acquired: (A) in favor of approval of the Merger Agreement and the transactions contemplated thereby (including the Merger) and by any of the agreements referred to therein and such other matters, if any, as requested by Buyer or Merger Subsidiary (the "TRANSACTIONS"); (b) against any action or agreement that would result in a breach in any respect of any representation, warranty, agreement or covenant or any other obligation or agreement of NetOptix under the Merger Agreement or in connection with the Transactions and against any other Acquisition Proposal; (c) cause the Shares Beneficially Owned to be present at any such meeting for purposes of establishing and maintaining a quorum; and (d) except as otherwise agreed to in writing in advance by Buyer, against: (i) any Other Acquisition,
(ii) any change in a majority of the individuals who, as of the date hereof, constitute the Board of Directors of NetOptix, (iii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving NetOptix and any Third Party (as defined below), (iv) a sale, lease, transfer or disposition of any assets of NetOptix's or any of its subsidiaries' business outside the ordinary course of business, or any assets which are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of NetOptix, (v) any change in the present capitalization of NetOptix or any amendment of NetOptix's Certificate of Incorporation or Bylaws, (vi) any other material change in NetOptix's corporate structure or affecting its business, or (vii) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement (including the agreements referred to therein), or any of the transactions contemplated by this Agreement or change any of the voting rights of any voting securities of NetOptix. Any such vote, consent or approval shall be given in accordance with such procedures as shall ensure that it is duly counted for purposes of recording the results of such vote, consent or approval. None of the Stockholders shall take any action or enter into any agreement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained herein.

                     (b) Each Stockholder hereby consents to and authorizes and approves the actions taken by the Board of Directors of NetOptix in approving the Merger, the

Merger Agreement, this Agreement and the transactions contemplated hereby and thereby. Each Stockholder hereby waives, and agrees not to exercise, any appraisal rights under the Delaware General Corporation Law in connection with the Merger.

                     1. GRANT OF IRREVOCABLE PROXY; APPOINTMENT OF PROXY.

                     (a) Each Stockholder hereby irrevocably and severally grants to, and appoints, Buyer and any person designated by Buyer to act in its place, a proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Shares Beneficially Owned, or grant a consent or approval in respect of such Shares Beneficially Owned, in a manner consistent with Section 1 hereof. Each Stockholder agrees to execute such other instruments as may reasonably be necessary or advisable to effect the intent of each proxy granted hereby and not to give any subsequent proxies with respect to the Shares Beneficially Owned (and if given shall not be effective).

                     (b) Each Stockholder represents and warrants that any proxies (other than the proxies contained in Section 2(a) hereof) heretofore given in respect of such Stockholder's Shares Beneficially Owned are not irrevocable or if irrevocable, that, upon execution and delivery of this Agreement, the valid consent to the revocation of such proxies from the party or parties to whom such proxies were heretofore granted will be obtained, and that any such other proxies are hereby revoked to the extent necessary to effect the transactions contemplated by Section 1 hereof. Each Stockholder understands and acknowledges that Buyer is entering into the Merger Agreement in reliance upon the execution, delivery and performance of this Agreement by such Stockholder.

                     (c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder in accordance with this Agreement. Each Stockholder hereby further affirms that his or its irrevocable proxy is coupled with an interest and may under no circumstances be revoked. This irrevocable proxy is executed and intended to be irrevocable in accordance with the applicable provisions of the Delaware General Corporation Law. This irrevocable proxy shall be valid until termination of this Agreement pursuant to
Section 7 hereof.

                     1. RESTRICTIONS ON TRANSFER.

                     (a) Each Stockholder covenants and agrees with Buyer that, prior to the time the NetOptix Stockholders Meeting shall have been completed, neither such Stockholder nor any of his or its Affiliates, shall, directly or indirectly, (i) give, offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of the record or beneficial ownership of (any such act, a "TRANSFER"), or consent to any Transfer of, any or all of the Shares Beneficially Owned or any interest therein; (ii) enter into any contract, option, commitment or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, the Shares Beneficially Owned; or (iii) enter into any other voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or other grant (each, a "VOTING ARRANGEMENT"), with respect to the Shares Beneficially Owned.

                     (b) No Transfer of any Shares Beneficially Owned in violation of Section 3(a) shall be made or recorded on the books of NetOptix or Buyer and any such Transfer shall be void and of no effect.

                     (c) Upon issuance thereof and until such time as the same is no longer required hereunder, any certificate issued representing any of the Shares Beneficially Owned by any Stockholder, including all certificates issued upon transfer or in exchange thereof or in substitution therefor, shall, in addition to any legend(s) required by law, bear the following legend:

                     THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING LIMITATIONS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF A STOCKHOLDERS AGREEMENT, DATED AS OF FEBRUARY 13, 2000. ANY TRANSFEREE OF THESE SECURITIES TAKES SUBJECT TO THE TERMS OF SUCH AGREEMENT, A COPY OF WHICH IS ON FILE WITH THE COMPANY."

                     (d) The certificates representing the Shares Beneficially Owned by each Stockholder (including any certificate issued upon transfer or in exchange thereof or in substitution therefor) shall also bear any legend required under any applicable state securities or blue sky laws.

                     (e) Within three business days of the date of this Agreement, NetOptix shall make a notation on its records or give instructions to any transfer agents or registrars for the Shares Beneficially Owned by the Stockholders in order to implement the restrictions on transfer set forth in this Section 3.

                     (f) As soon as practicable after the execution and delivery of this Agreement, the Stockholders shall submit any and all certificates representing the Shares Beneficially Owned by any Stockholder or any of their respective affiliates to NetOptix so that the legend or legends required by this
Section 3 may be placed thereon and shall cause each permitted transferee to do the same with respect to the Shares Beneficially Owned by such permitted transferee.

                     1. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS. Each Stockholder, including SAM on behalf of Capital and the Trust, with respect to himself or itself and the Shares Beneficially Owned by him or it respectively, hereby represents and warrants, severally and not jointly, to Buyer and Merger Subsidiary as of the date hereof as follows:

                     (a) AUTHORITY. Each Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by all necessary action on the part of such Stockholder and the entities, if any, on whose behalf such Stockholder acts in his non-individual capacity (the "ENTITIES"). This Agreement has been duly executed and delivered by the Stockholders and constitutes a valid and binding obligation of such Stockholder and the Entities enforceable against them in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, or similar law affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                     (b) NO CONFLICTS. Except for (i) compliance with and filings under the pre-merger notifications and (ii) the applicable requirements of the Exchange Act, the execution and delivery of this Agreement do not, and the consummation by each Stockholder of the Transactions and compliance with the terms hereof will not, (A) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any lien upon any of the properties or assets of such Stockholder under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, or instrument, applicable to such Stockholder or to the property or assets of such Stockholder, or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Stockholders or any of the properties or assets of any Stockholder, including the Shares Beneficially Owned, except for such conflicts, violations, breaches, defaults or other occurrences which, individually or the aggregate, have not had and would not reasonably be expected to prevent or materially delay the ability of the Stockholders to perform their respective obligations under this Agreement (a "STOCKHOLDER MATERIAL ADVERSE EFFECT").

                     (c) NO CONSENTS. The execution, delivery and performance of this Agreement by such Stockholder does not, and neither the performance of this Agreement by such Stockholder nor the consummation of the Transactions by such person will, require any consent, approval, authorization, order or permit of, or filing with or notification to any Governmental Entity, except for (i) applicable requirements of the Exchange Act and the Securities Act, (ii) compliance with and filings under the legally required pre-merger notifications, and (iii) the applicable requirements of state securities laws, takeover laws or Blue Sky laws. If any such Stockholder is married and the Shares Beneficially Owned by such Stockholder constitute community property or otherwise need spousal or other approval to be valid and binding, this Agreement has been duly authorized, executed and delivered by, and, constitutes a valid and binding agreement of, such Stockholder's spouse enforceable against such spouse in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, or similar law affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity. No trust of which such Stockholder is a trustee (including the Trust) requires the consent of any beneficiary for the execution and delivery of this Agreement or for the consummation of the transactions contemplated hereby.

                     (d) THE SHARES BENEFICIALLY OWNED. Each Stockholder is the record and beneficial owner of, is the sole manager of the record owner of or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and valid title to and sole voting and dispositive power to, the Shares set forth under its or his name on the signature pages attached hereto, free and clear of any claims, liens, encumbrances, security interests, options, charges and restrictions of any kind. Except as otherwise set forth on the signature pages attached hereto, such person does not own, of record or beneficially, any shares of capital stock or other voting securities of NetOptix. Such person has the sole right to dispose of and vote such Shares, and none of the Shares are subject to any Voting Arrangement or other voting trust or other agreement, arrangement or restriction with respect to the voting of such Shares, except as set forth in this Agreement.

                     (e) NO BROKERS. Except for Salomon Smith Barney Inc., whose fees are payable by NetOptix, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of NetOptix, such Stockholder or the Entities.

                     1. ACQUISITION PROPOSALS. Each Stockholder agrees that neither such Stockholder nor any of its Affiliates or any of the managers or members of Capital nor any of its employees, agents and representatives (including any investment banker, attorney or accountant retained by such person or any of its Affiliates), shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or any significant portion of the assets or more than 10% of the Common Stock of NetOptix or the assets or capital stock of any of its subsidiaries (any such proposal or offer (other than a proposal or offer made by Buyer or an affiliate thereof) being hereinafter referred to as an "Acquisition Proposal"). Except as may be permitted under Section 8 hereof each Stockholder further agrees that neither such Stockholder nor any of his or its Affiliates nor any of the managers or members of Capital or its Affiliates shall, and that each of the Stockholders shall direct and use his or its reasonable best efforts to cause their respective' employees, agents and representatives (including any investment banker, attorney or accountant retained by any of such persons or any of its Affiliates) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Stockholder relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. Each Stockholder agrees that such Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Capital agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 5 of the obligations undertaken in this
Section 5 and that any breach of the provisions of this Section 5 by any officer or director of Capital or its Affiliates or any investment banker, financial advisor, attorney, accountant or other representatives will be deemed a breach by Capital.

                     2. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties (other than the rights of substitution and resubstitution with respect to the proxies granted herein) and any purported assignment in violation of this Section 6 shall be void and of no effect. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective administrators, heirs, legal representatives, successors and permitted assignees.

                     3. TERMINATION. This Agreement shall terminate immediately upon the earlier of: (i) the termination of the Merger Agreement by mutual agreement of NetOptix and Buyer or, in accordance with the terms of the Merger Agreement, by NetOptix as a result of breaches or non-performance by Buyer, (ii) the Effective Time, and (iii) the first (1st) anniversary of the date of this Agreement.

                     4. STOCKHOLDER CAPACITY. By executing and delivering this Agreement, each of the Stockholders makes no agreement or understanding herein as to his capacity as a director or officer of NetOptix of any subsidiary of NetOptix. Each of the Stockholders signs solely in his or its capacity as the beneficial owner of NetOptix's Shares and nothing herein shall limit or affect any actions taken by each Stockholder, or his or its Affiliates, in his or its capacity as an officer or director of NetOptix or any subsidiary of NetOptix to the extent specifically permitted by the Merger Agreement including without limitation Section 7.9 thereof.

                     5. BINDING OBLIGATIONS. Upon execution hereof by Buyer, and any Stockholder, this Agreement shall be binding upon and inure to the benefit of Buyer, Merger Subsidiary, and each such Stockholder, regardless of the failure of any other party listed on the signature page hereto to execute this Agreement.

                     6. GENERAL PROVISIONS.

                     (a) CERTAIN DEFINITIONS. Capitalized terms used herein and not otherwise defined are used with the meaning ascribed thereto in the Merger Agreement.

                               "BENEFICIALLY OWNED" with respect to any
                     securities of NetOptix shall mean a Stockholder's having such ownership, control or power to direct the voting or investment with respect to, or otherwise enabling such Stockholder to legally act with respect to, such securities as contemplated hereby, including pursuant to any agreement, arrangement or understanding, whether or not in writing. Securities Beneficially Owned by such Stockholder shall include securities Beneficially Owned by all other persons with whom such Stockholder would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

                               "VOTING SECURITIES" means any capital stock or
                     other security convertible for or exchangeable into securities entitled to vote generally in the election of directors.

                     (b) AMENDMENTS. This Agreement may not be amended, supplemented, modified or waived except by an instrument in writing signed by Buyer and the Stockholder or Stockholders to whom such amendment, modification or waiver relates.

                     (c) SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

                     (d) NOTICE. All notices, requests and other communications to any party hereunder shall be in writing, including facsimile, telex or similar writing, and shall be deemed given if delivered to Buyer or NetOptix at their respective addresses or telecopier numbers set forth below and to the Stockholders at its or his address or telecopier number set forth on the signature pages hereto (or at such other address or telecopier number for a party as shall be specified by like notice). Each such notice, request or other communication shall be effective (i) if given by facsimile and received at or prior to 5:00 p.m. local time on a business day, upon confirmation of receipt, and if given by facsimile and received at any other time, upon the next business day or (ii) if given by any other means, when delivered at the address specified in this Section 11(d).

                     If to NetOptix, to:

                     NetOptix Corporation
                     Attention: Gerhard R. Andlinger
                     Sturbridge Business Park
                     Sturbridge, Massachusetts 01566
                     Telephone: (508) 347-9191

                     Fax:

                     With a required copy to:

                     Edwards & Angell, LLP
                     Attention:  Jonathan E. Cole
                     250 Royal Palm Way
                     Palm Beach, Florida 33480-4356
                     Telephone: (561) 833-7700
                     Fax: (561) 655-8719

                     If to Buyer, to:

                     Corning Incorporated
                     Attention:  William D. Eggers
                     One Riverfront Plaza
                     Corning, New York 14831
                     Telephone: (607) 974-9000
                     Fax: (607) 974-8150

                     With a copy to:

                     Nixon Peabody, LLP
                     Attention: Deborah McLean Quinn
                     Clinton Square
                     Rochester, New York 14604
                     Telephone: (716) 263-1307
                     Fax: (716) 263-1600

                     (e)       INTERPRETATION.

           When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

           The parties acknowledge and agree that: (A) each party to this Agreement and his or its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (B) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (C) the terms and provisions of this Agreement shall be construed fairly as to both parties hereto, regardless of which party was generally responsible for the preparation of this Agreement or any provision hereof.

                     (f) COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when two or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

                     (g) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder.

                     (h) GOVERNING LAW. This Agreement shall be construed in accordance with and governed in all respects, including validity, interpretation and effect, by the law of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

                     (i) CONSENT TO JURISDICTION; CONSENT TO SERVICE. IN THE EVENT OF ANY LITIGATION, CLAIM OR OTHER LEGAL PROCEEDING WITH RESPECT TO ANY MATTER PERTAINING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE PARTIES HERETO HEREBY WAIVE THE RIGHT TO A TRIAL BY JURY. THE PARTIES HERETO HEREBY READILY CONSENT TO THE NON-EXCLUSIVE JURISDICTION AND VENUE OF THE COURTS OF THE STATE OF DELAWARE AND ANY FEDERAL COURT LOCATED IN DELAWARE IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES HERETO HEREBY WAIVE PERSONAL SERVICE OF ANY PROCESS IN CONNECTION WITH ANY SUCH LITIGATION AND AGREE THAT SERVICE THEREOF MAY BE MADE BY CERTIFIED OR REGISTERED MAIL ADDRESSED TO OR BY PERSONAL DELIVERY TO ANOTHER PARTY TO THIS AGREEMENT AT SUCH OTHER PARTIES' ADDRESS SPECIFIED IN SECTION 10 (d).

                     (j) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. If no such agreement is reached between the parties, the term or provision which is determined to be invalid, illegal or incapable of being enforced shall nonetheless be enforced to fulfill the intent of the parties to the extent legally permissible.

                     1. CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS. Each of the Stockholders and his or its Affiliates recognizes that successful consummation of the Transactions may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure of the Transactions by Buyer, NetOptix and Merger Subsidiary, each Stockholder (and Entities represented by any Stockholder) hereby agrees not to issue any press release or make any other public statement or disclose or discuss such matters with anyone not a party to this Agreement (other than such person's counsel and advisors, if any) without the prior written consent of Buyer and NetOptix, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or as required by law.

           IN WITNESS WHEREOF, Buyer, NetOptix, Merger Subsidiary and the Stockholders have executed or caused this Agreement to be duly executed and delivered as of the date first written above.

                                      CORNING INCORPORATED



                                      By: ______________________________________
                                      Name: ____________________________________
                                      Title: ___________________________________


                                      CI SUBSIDIARY, INC.


                                      By: ______________________________________
                                      Name: ____________________________________
                                      Title: ___________________________________


                                      NETOPTIX CORPORATION


                                      By: ______________________________________
                                      Name: ____________________________________
                                      Title: ___________________________________

                     SIGNATURE PAGE TO STOCKHOLDER AGREEMENT


                                     CAPITAL



                                     By: /s/ Stephen A. Magida
                                        ---------------------------------------
                                     Name: Stephen A. Magida
                                     Title: Managing Member

                                     Number of Shares Beneficially Owned as of
                                     February 13, 2000


                                     4,000,000 shares of Common Stock

                                     Notice Address:

                                     c/o Andlinger & Company
                                     303 South Broadway
                                     Suite 229
                                     Tarrytown, New York 10591
                                     Telephone: (914) 332-4900
                                     Fax: (914) 332-4977

                     SIGNATURE PAGE TO STOCKHOLDER AGREEMENT




                                       SAM



                                       By: /s/ Stephen A. Magida
                                          -------------------------------------
                                       Name: Stephen A. Magida, as
                                       Title: Manager of Andlinger
                                       Capital XIII LLC
                                       Trustee of the Gerhard R. Andlinger
                                       Intangible Asset Management Trust dated
                                       as of December 29, 1997

                                       Number of Shares Beneficially Owned as of
                                       February 13, 2000

                                       ANDLINGER CAPITAL XIII LLC

                                       3,000,000 shares of Common Stock

                                       Warrant to acquire 1,000,000 shares of
                                       Common Stock

                                       INTANGIBLE ASSET MANAGEMENT TRUST

                                       171,465 shares of Common Stock


                                       Notice Address:

                                       Stephen A. Magida
                                       105 Harbor Drive
                                       Suite 125
                                       Stamford, Connecticut
                                       Telephone: (203) 348-6690
                                       Fax: (203) 348-6790

                     SIGNATURE PAGE TO STOCKHOLDER AGREEMENT




                                       GRA


                                       By: /s/ Gerhard R. Andlinger
                                          ------------------------------------
                                       Name: Gerhard R. Andlinger



                                       Number of Shares Beneficially Owned as of
                                       February 13, 2000


                                       4,100,000 shares of Stock


                                       Notice Address:

                                       Gerhard R. Andlinger
                                       c/o Andlinger & Company
                                       303 South Broadway
                                       Suite 229
                                       Tarrytown, New York 10591
                                       Telephone: (914) 332-4900
                                       Fax: (914) 332-4977

                     SIGNATURE PAGE TO STOCKHOLDER AGREEMENT





                                       JFB


                                       By: /s/ John F. Blais, Jr.
                                          -------------------------------------
                                       Name: John F. Blais, Jr.
                                             ----------------------------------

                                       Title: ---------------------------------


                                       Number of Shares Beneficially Owned as of
                                       February 13, 2000


                                       806,652 shares of Common Stock


                                       Notice Address:

                                       363 Singletary Lane
                                       Framingham, Massachusetts  01701
                                       Telephone:
                                       Fax: